PE 1/20/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005720

March 6, 2015

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 3-6-15

Re: The Southern Company
Incoming letter dated January 20, 2015

Dear Ms. Ising:

This is in response to your letters dated January 20, 2015 and February 24, 2015 concerning the shareholder proposal submitted to Southern by John Chevedden. We also have received a letter from the proponent dated January 22, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 6, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated January 20, 2015

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(10). We note your representation that the company's certificate of incorporation does not restrict shareholders' right to act by written consent and that the company will submit for shareholder approval an amendment to the bylaws to replace a provision that relates to the unanimous written consent of all shareholders in order for shareholders to alter, amend or repeal the bylaws by written consent. Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

February 24, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *The Southern Company*
Supplemental Letter Regarding Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 20, 2015, we submitted a letter (the "No-Action Request") on behalf of our client, The Southern Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

The Proposal requests "that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2015 Proxy Materials because (1) the Company's Certificate of Incorporation does not restrict stockholders' right to act by written consent,[1] and (2) the Company intended to recommend that the Board, at its meeting in February 2015, approve and recommend for

[1] A copy of the Company's Certificate of Incorporation is attached hereto as Exhibit A. There have been no amendments or documents granted by the office of the Secretary of State of the State of Delaware affecting the Certificate of Incorporation since May 27, 2010, which is the date of the last amendment thereto.

stockholder approval an amendment to the Company's By-Laws (the "By-Laws") that would substantially implement the Proposal with respect to the By-Laws. We write supplementally to confirm that, at a February 9, 2015 meeting, the Board approved submitting for stockholder approval an amendment to Section 46 of the By-Laws (the "Proposed By-Law Amendment") to replace a provision that relates to the unanimous written consent of all stockholders in order for stockholders to alter, amend or repeal the By-Laws by written consent. The Board also approved recommending that stockholders vote "for" the Proposed By-Law Amendment. The following comparison shows the Proposed By-Law Amendment:

> 46. The By-Laws of the Corporation may be altered, amended or repealed (a) at any meeting of the Board of Directors by the vote of a majority of the entire Board then in office, or (b) by the vote of the holders of a majority of that part of the capital stock of the Corporation having voting powers which is represented in person or by proxy at any annual meeting of stockholders or at any special meeting called for that purpose (provided that a lawful quorum of stockholders be there represented in person or by proxy), or (c) without a meeting by the written consent of the holders of ~~all of~~ not less than the minimum number of the issued and outstanding shares of capital stock of the Corporation having voting powers that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted; provided, however, that the Board of Directors shall not have power to alter, amend or repeal the provisions of Sections 5, 44 or 46 of the By-Laws and provided, further, that an alteration, amendment or repeal of any other provision of the By-Laws by the Board of Directors shall cease to be effective unless submitted to and ratified or approved at the next annual or special meeting at which a lawful quorum of stockholders is represented in person or by proxy by the vote of the holders of a majority of that part of the capital stock of the Corporation having voting powers which is represented in person or by proxy at such meeting.

As set forth in Section 46, the Board cannot amend Section 46 of the By-Laws, which means that the Proposed By-Law Amendment requires stockholder approval in order to become effective. Thus, the Board has taken all action on the Proposed By-Law Amendment that is permitted by the By-Laws.

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Under Rule 14a-8(i)(10), substantial implementation requires that a company's actions satisfactorily address the essential objective of the proposal. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010);

Anheuser-Busch Companies, Inc. (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); and *Masco Corp.* (avail. Mar. 29, 1999).

The Proposed By-Law Amendment substantially implements the Proposal with respect to the By-Laws. As discussed in the No-Action Request, the Proposed By-Law Amendment, if approved by the stockholders, would eliminate the only provision in the Company's governing documents that restricts the ability of stockholders to act by written consent. In the absence of restrictions, the standard set forth in Section 228(a) of the Delaware General Corporation Law governs the ability of the Company's stockholders to act by written consent. Thus, the Proposed By-Law Amendment substantially implements the Proposal because it makes clear that "shareholders [have] the fullest power to act by written consent consistent with applicable law," as requested by the Proposal. Accordingly, the Proposal may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

As discussed in the No-Action Request, the Staff has concurred in the exclusion of stockholder proposals that, like the Proposal, call for the board to take the steps necessary to give stockholders the fullest power to act by written consent consistent with applicable law, where the board approves amendments to the company's governing documents to remove restrictions on stockholder action by written consent. *See, e.g.*, *Omnicom Group Inc.* (avail. Mar. 29, 2011) (concurring in the exclusion of a proposal similar to the Proposal as substantially implemented where the company's board of directors approved an amendment to the certificate of incorporation that would allow for stockholder action by written consent); *Allegheny Energy, Inc.* (avail. Feb. 15, 2008) (concurring in the exclusion of a proposal similar to the Proposal where the company's board of directors adopted amendments to the company's bylaws that would allow the company's stockholders to act by written consent as permitted by applicable law).

In addition, the Staff has granted no-action relief where, as provided under the Company's By-Laws, a board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but has taken all of the steps within its power to eliminate written consent restrictions in those documents, including (where necessary) submitting the issue for stockholder approval. For instance, in *Omnicom*, discussed above, the company's board approved an amendment to the certificate of incorporation that would allow for stockholder action by written consent, but the amendment would only become effective upon stockholder approval. The company argued, and the Staff concurred, that no-action relief was appropriate given that the board had "undertake[n] such steps as may be necessary to permit written consent . . . ." Similarly, the Staff consistently has granted no-action relief with respect to stockholder proposals calling for the elimination of supermajority voting provisions where a company's board has taken all of the steps within its power to eliminate the supermajority voting requirements in the company's governing documents and submitted the issue for stockholder approval. For example, in *McKesson Corp.*, the company's board approved charter amendments to eliminate supermajority voting provisions, which would only become effective upon stockholder approval. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10) based on the actions taken by the board and the anticipated actions of the company's stockholders. *See also Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (avail. Aug. 28, 2008); *H.J. Heinz Co.* (avail. Mar. 10, 2008).

Here, the By-Laws do not give the Board the unilateral authority to adopt the Proposed By-Law Amendment. Instead, the Proposed By-Law Amendment can become effective only if approved by the Company's stockholders. But the Board has taken all of the steps within its power to eliminate written consent restrictions in the By-Laws by approving submitting the Proposed By-Law Amendment for stockholder approval and recommending that stockholders vote "for" the Proposed By-Law Amendment.

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Melissa K. Caen, the Company's Secretary, at (404) 506-0684.

Sincerely,

Elizabeth A. Ising

cc: Melissa K. Caen, The Southern Company
John Chevedden

EXHIBIT A

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "THE SOUTHERN COMPANY" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE NINTH DAY OF NOVEMBER, A.D. 1945, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "SOUTHEASTERN POWER HOLDING CORP." TO "THE SOUTHERN COMPANY", FILED THE TWENTY-FIRST DAY OF JANUARY, A.D. 1946, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE SIXTEENTH DAY OF OCTOBER, A.D. 1946, AT 11 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE SIXTH DAY OF FEBRUARY, A.D. 1947, AT 11 O'CLOCK A.M.

CERTIFICATE OF CHANGE OF REGISTERED AGENT, FILED THE SIXTH DAY OF JULY, A.D. 1949, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE THIRD DAY OF AUGUST, A.D. 1949, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE TWENTY-EIGHTH DAY OF


SECRETARY'S OFFICE
DELAWARE
1793
1855

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

0397021 8100H

070045117

AUTHENTICATION: 5354343

DATE: 01-16-07

Delaware

The First State

SEPTEMBER, A.D. 1949, AT 11:30 O'CLOCK A.M.

CERTIFICATE OF CHANGE OF REGISTERED AGENT, FILED THE NINETEENTH DAY OF NOVEMBER, A.D. 1951, AT 9 O'CLOCK A.M.

CERTIFICATE OF REDUCTION, FILED THE TWENTY-NINTH DAY OF MAY, A.D. 1952, AT 9 O'CLOCK A.M.

CERTIFICATE OF CHANGE OF REGISTERED AGENT, FILED THE NINTH DAY OF SEPTEMBER, A.D. 1957, AT 10 O'CLOCK A.M.

CERTIFICATE OF CHANGE OF REGISTERED AGENT, FILED THE THIRTEENTH DAY OF NOVEMBER, A.D. 1957, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE FOURTH DAY OF JANUARY, A.D. 1966, AT 8:30 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE THIRTEENTH DAY OF JUNE, A.D. 1969, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE FIRST DAY OF JUNE, A.D. 1971, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE THIRTY-FIRST DAY OF MAY, A.D. 1973, AT 4 O'CLOCK P.M.

CERTIFICATE OF AMENDMENT, FILED THE SECOND DAY OF JUNE, A.D. 1975, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE TWENTY-SIXTH DAY OF MAY,


SECRETARY'S OFFICE
1793
DELAWARE
1855

Harriet Smith Windsor
Harriet Smith Windsor, Secretary of State

0397021 8100H

070045117

AUTHENTICATION: 5354343

DATE: 01-16-07

A.D. 1977, AT 2 O'CLOCK P.M.

CERTIFICATE OF AMENDMENT, FILED THE TWENTY-SIXTH DAY OF MAY, A.D. 1977, AT 2:05 O'CLOCK P.M.

CERTIFICATE OF AMENDMENT, FILED THE TWENTY-NINTH DAY OF MAY, A.D. 1980, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE THIRTIETH DAY OF JUNE, A.D. 1982, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE THIRTIETH DAY OF JUNE, A.D. 1982, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE THIRTY-FIRST DAY OF MAY, A.D. 1984, AT 10 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE THIRTIETH DAY OF JUNE, A.D. 1987, AT 10:30 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE FIFTH DAY OF JANUARY, A.D. 1994, AT 9 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "THE SOUTHERN COMPANY".

0397021 8100H

070045117


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 5354343

DATE: 01-16-07

CERTIFICATE OF INCORPORATION

OF

SOUTHEASTERN POWER HOLDING CORP.

FIRST. The name of the corporation is

SOUTHEASTERN POWER HOLDING CORP.

SECOND. Its principal office in the State of Delaware is located at No. 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name and address of its resident agent, is The Corporation Trust Company, No. 100 West Tenth Street, Wilmington, Delaware.

THIRD. The nature of the business, or objects or purposes to be transacted, promoted or carried on are:

To acquire, own and hold stocks, bonds, securities and evidences of indebtedness of corporations and individuals, and to distribute the avails thereof, and as incidental thereto, to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of, shares of the capital stock of, or any bonds, securities or evidences of indebtedness created by any other corporation or corporations organized under the laws of this state or any other state, country, nation or government, and while the owner thereof to exercise all the rights, powers and privileges of ownership.

To have one or more offices, to carry on all or any of its operations and business and without restriction or limit as to amount to purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description in any of the States, Districts, Territories or Colonies of the United States, and in any and all foreign countries, subject to the laws of such State, District, Territory, Colony or Country.

In general, to carry on any other business in connection with the foregoing, and to have and exercise all the powers conferred by the laws of Delaware upon corporations formed under the act hereinafter referred to, and to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do.

The objects and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other clause in this certificate of incorporation, but the objects and purposes specified in each of the foregoing clauses of this article shall be regarded as independent objects and purposes.

FOURTH. The total number of shares of stock which the corporation shall have authority to issue is Two Hundred (200); all of such shares shall be without par value.

FIFTH. The amount of capital with which the corporation will commence business is One Thousand Dollars ($1,000.00).

SIXTH. The names and places of residence of the incorporators are as follows:

NAMES	RESIDENCES
C. S. Peabbles	Wilmington, Delaware
L. H. Herman	Wilmington, Delaware
S. N. Brown	Wilmington, Delaware

SEVENTH. The corporation is to have perpetual existence.

EIGHTH. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

NINTH: In furtherance, and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

To make, alter or repeal the by-laws of the corporation.

To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created.

By resolution or resolutions, passed by a majority of the whole board to designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in said resolution or resolutions or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the by-laws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

When and as authorized by the affirmative vote of the holders of a majority of the stock issued and outstanding having voting power given at a stockholders' meeting duly called for that purpose, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration,, which may be in whole or in part shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation.

The corporation may in its by-laws confer powers upon its board of directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by statute.

TENTH. Meetings of stockholders may be held without the State of Delaware, if the by-laws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be from time to time designated by the board of directors.

ELEVENTH. The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

WE, THE UNDERSIGNED, being each of the incorporators hereinbefore named for the purpose of forming a corporation in pursuance of the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set our hands and seals this 8th day of November, A. D. 1946.

STATE OF DELAWARE } SS.
COUNTY OF NEW CASTLE }

BE IT REMEMBERED, That on this 8th day of November, A. D. 1945, personally came before me M. Ruth Mannering, a Notary Public for the State of Delaware, C. S. Peabbles, L. H. Herman and S. M. Brown, all of the parties to the foregoing certificate of incorporation, known to me personally to be such, and severally acknowledged the said certificate to be the act and deed of the signers respectively and that the facts therein stated are truly set forth.

GIVEN under my hand and seal of office the day and year aforesaid.

M. Ruth Mannering
Notary Public.

AMENDED CERTIFICATE OF INCORPORATION

OF

SOUTHEASTERN POWER HOLDING CORP.

BEFORE PAYMENT OF CAPITAL

FIRST: The name of the corporation is

THE SOUTHERN COMPANY.

SECOND. Its principal office in the State of Delaware is located at No. 100 West Tenth Street, in the City of Wilmington, County of New Castle. The name and address of its resident agent, is The Corporation Trust Company, No. 100 West Tenth Street, Wilmington, Delaware.

THIRD. The nature of the business, or objects or purposes to be transacted, promoted or carried on are:

To acquire, own and hold stocks, bonds, securities and evidences of indebtedness of corporations and individuals, and to distribute the avails thereof, and as incidental thereto to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of, shares of the capital stock of, or any bonds, securities or evidences of indebtedness created by any other corporation or corporations organized under the laws of this state or any other state, country, nation or government, and while the owner thereof to exercise all the rights, powers and privileges of ownership.

To have one or more offices, to carry on all or any of its operations and business and without restriction or limit as to amount to purchase or otherwise acquire, hold, own, mortgage, sell, convey, or otherwise dispose of real and personal property of every class and description in any of the States, Districts, Territories or Colonies of the United States, and in any and all foreign countries, subject to the laws of such State, District, Territory, Colony or Country.

In general, to carry on any other business in connection with the foregoing, and to have and exercise all the powers conferred by the laws of Delaware upon corporations formed under the act hereinafter referred to, and to do any or all of the things hereinbefore set forth to the same extent as natural persons might or could do.

The objects and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in nowise limited or restricted by reference to, or inference from, the terms of any other clause in this certificate of incorporation, but the objects and purposes specified in each of the foregoing clauses of this article shall be regarded as independent objects and purposes.

FOURTH. The total number of shares of stock which the corporation shall have authority to issue is Two Hundred (200); all of such shares shall be without par value.

FIFTH. The amount of capital with which the corporation will commence business is One Thousand Dollars ($1,000.00).

SIXTH. The names and places of residence of the incorporators are as follows:

NAMES	RESIDENCES
C. S. Peabbles	Wilmington, Delaware
L. H. Herman	Wilmington, Delaware
S. M. Brown	Wilmington, Delaware

SEVENTH. The corporation is to have perpetual existence.

EIGHTH. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

NINTH. In furtherance, and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

To make, alter or repeal the by-laws of the corporation.

To authorize and cause to be executed mortgages and liens upon the real and personal property of the corporation.

To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created.

By resolution or resolutions, passed by a majority of the whole board to designate one or more committees, each committee to consist of two or more of the directors of the corporation, which, to the extent provided in said resolution or resolutions or in the by-laws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation, and may have power to authorize the seal of the corporation to be affixed to all papers which may require it, such committee or committees shall have such name or names as may be stated in the by-laws of the corporation or as may be determined from time to time by resolution adopted by the board of directors.

When and as authorized by the affirmative vote of the holders of a majority of the stock issued and outstanding having voting power given at a stockholders' meeting duly called for that purpose, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, to sell, lease or exchange all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may be in whole or in part shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation.

The corporation may in its by-laws confer powers upon its board of directors in addition to the foregoing, and in addition to the powers and authorities expressly conferred upon it by statute.

TENTH. Meetings of stockholders may be held without the State of Delaware, if the by-laws so provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be from time to time designated by the board of directors.

ELEVENTH. The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

WE, THE UNDERSIGNED, being the incorporators of SOUTHEASTERN POWER HOLDING CORP., a corporation heretofore formed in pursuance of the General Corporation Law of the State of Delaware, being Chapter 65 of the Revised Code of Delaware and the acts amendatory thereof and supplemental thereto, and being the incorporators named in the original certificate of incorporation thereof, which was duly filed in the office of the Secretary of State on the 9th day of November, 1945, and a certified copy thereof recorded in the Recorder's office at Wilmington, Delaware, on the 9th day of November, 1945, and no part of the capital of said corporation having been paid, do hereby pursuant to the provisions of Section 26 of said General Corporation Law, Amend said original certificate of incorporation so that the same shall read as hereinbefore set forth; and accordingly we do hereby set our hands and seals this 19th day of January, A. D. 1946.

In the presence of:

M. Ruth Manning

[signatures]

STATE OF DELAWARE }
COUNTY OF NEW CASTLE } SS.

BE IT REMEMBERED, That on this 19th day of January, A. D. 1946, personally appeared before me, M. Ruth Mannering, a Notary Public for the State of Delaware, C. S. Peabbles, L. H. Hermsh and S. M. Brown, all of the parties to the foregoing amended certificate of incorporation, known to me personally to be such, and severally acknowledged the said amended certificate to be the act and deed of the signers respectively and that the facts therein stated are truly set forth.

GIVEN under my hand and seal of office the day and year aforesaid.

M. Ruth Mannering
Notary Public

M. RUTH MANNERING NOTARY PUBLIC STATE OF DELAWARE

Sec. 26

1-18

CERTIFICATE OF AMENDMENT

of

CERTIFICATE OF INCORPORATION

of

THE SOUTHERN COMPANY

Pursuant to Section 26 of the General Corporation Law
of the State of Delaware

We, G. H. Bourne, President and D. W. Eggert, Assistant Secretary of The Southern Company, a corporation existing under the laws of the State of Delaware, do hereby certify under the seal of said corporation as follows:

1. That the Board of Directors of the corporation at a meeting of said Board duly called, convened and held on the 9th day of October, 1946, proposed certain amendments to the Certificate of Incorporation, as previously amended, and that said meeting adopted a resolution setting forth said amendments proposed and declaring their advisability, and that thereafter on the 14th day of October, 1946, the written consent of all of the stockholders of the corporation entitled to vote in respect thereof to the said proposed amendments was given in accordance with the provisions of Section 81 of the General Corporation Law of the State of Delaware; and the amendments so proposed and declared advisable by the Board of Directors of the Company and consented to in writing by all of the stockholders entitled to vote thereon as aforesaid are as follows:

(a) Amending Article Second to read as follows:

"SECOND: The name of the county and the city, town or place within the county in which its principal office or place of business is to be located in the State of Delaware, and the street and number of such principal office or place of business is No. 902 Market Street, in the City of Wilmington, County of New Castle. The name of its resident agent is R. A. Stephen and the address by street and number of said resident agent is No. 902 Market Street, Wilmington, Delaware."

(b) Amending Article Third to read as follows:

"THIRD: The nature of the business of the corporation, or objects or purposes proposed to be transacted, promoted or carried on by it are:

"(1) To acquire and hold the securities of electric power and light and gas companies and other public utility companies and companies owning the stocks or securities of public utility companies.

"(2) To invest and deal with the moneys of the corporation in any manner, and to acquire by purchase, by the exchange of stock or other securities of the corporation, by subscription or otherwise and to invest in, to hold for investment or for any other purpose and to deal in and to use, sell, pledge or otherwise dispose of any stocks, bonds, notes, debentures and other securities and obligations of any Government, State, municipality or corporation or association or partnership, domestic or foreign, (including without prejudice to the generality of the foregoing the companies described in paragraph 1 above), and while owner of any such stocks, bonds, notes, debentures or other securities or obligations, to exercise all the rights, powers and privileges of ownership, including among other things the right to vote thereon for any and all purposes.

"(3) To aid in any lawful manner by loan, subsidy, guaranty or otherwise, any company whose stock, bonds, notes, debentures or ther securities or obligations are held or controlled directly or indirectly by the corporation, and to do any and all lawful acts or things necessary or advisable to protect, preserve, improve or enhance the value of any such stocks, bonds, notes, debentures or other securities or obligations.

"(4) To guarantee and to assume the payment of any dividends on any shares of the capital stock of any company in which the corporation may either directly or indirectly have an interest as stockholder or otherwise, and to assume and to guarantee by endorsement or otherwise, the payment of the principal of and the interest on bonds, notes or other obligations created or to be created by any such company.

"(5) To acquire, to develop, to improve, to sell, to assign, to transfer, to convey, to lease, to sublease, to pledge and otherwise to alienate and dispose of and to mortgage or otherwise encumber real property situate in any part of the world and the fixtures and personal property incident thereto or connected therewith.

"(6) To acquire, to hold, to own, to make, to dispose of and generally to deal in grants, concessions, franchises, rights of way and contracts of every kind from or with any person, firm, association, corporation, private, public or municipal, or body politic, and from or with the government or public authorities of the United States, or of any State, territory, possession or dependency thereof, or from or with the District of Columbia, or from or with any foreign government; to cause to be formed, to promote and to aid in any way in the formation of any corporation or association, domestic or foreign.

"(7) To make and enter into all manner and kinds of contracts, agreements and obligations for the purchasing, acquiring, holding, using, dealing in, selling or otherwise disposing of any and all kinds of property, real and personal.

"(8) To borrow money, to issue bonds, debentures, notes or other obligations secured or unsecured of the corporation; to secure the same by mortgage or mortgages or deed or deeds of trust or pledge or other lien upon any or all of the property, rights, privileges and franchises of the corporation wheresoever situate, acquired or to be acquired; to confer upon the holders of any debentures, bonds, notes or other obligations of the corporation secured or unsecured the right to convert the same into any class of stock of any series of the corporation now or hereafter to be issued upon such terms as shall be fixed by the Board of Directors subject to the provisions hereof; to sell, to pledge and otherwise to dispose of any or all bonds, debentures, notes or other obligations of the corporation; to purchase and otherwise to acquire shares of its own capital stock and to hold, to sell, to assign, to transfer and to reissue any or all of such shares; provided that the corporation shall not use its funds or property for the purchase of its own shares of capital stock when such use would cause any impairment of the capital of the corporation, except as such purchase out of capital may be permitted by law, and provided further that shares of its own capital stock owned by the corporation shall not be voted upon directly or indirectly.

"(9) To acquire, to hold, to use, to sell, to assign, to lease, to mortgage and otherwise to dispose of letters patent of the United States or of any other country, patents, patent rights, copyrights, licenses and privileges, inventions, improvements and processes, trade marks and trade names or pending applications therefor, relating to or useful in connection with any business of the corporation or of any other company or association in which the corporation may have an interest directly or indirectly as a stockholder or otherwise.

"(10) To have and to exercise all the powers now or hereafter conferred by the laws of the State of Delaware upon corporations organized under the laws under which the corporation is organized and any and all Acts amendatory thereof and supplemental thereto.

"(11) To conduct business in the State of Delaware, other States, the District of Columbia, the territories and colonies of the United States and in foreign countries, and to have one or more offices out of the State of Delaware, as well as within said State, and to hold, purchase, mortgage and convey real and personal property out of the State of Delaware as well as within said State; provided, however, that nothing herein contained shall be deemed to authorize the corporation to construct, maintain or to operate public utilities within the State of Delaware.

"(12) Generally to carry on and undertake any other lawful business of the same general nature, which may from time to time seem to the directors of the corporation capable of being conveniently carried on in connection with the above objects, or calculated directly or indirectly to render valuable or enhance the value of any of the corporation's properties, privileges or rights.

"(13) Generally to perform any and all acts connected with, arising from or incidental to the business to be carried on by the corporation, and to do all acts necessary and proper for the purposes of its business.

"The foregoing clauses shall be construed both as objects and powers; and it is hereby expressly provided that the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the powers of the corporation, and that the corporation shall possess such incidental powers as are reasonably necessary or convenient for the accomplishment of any of the objects or powers hereinbefore enumerated, either alone or in association with other corporations, associations, firms or individuals, to the same extent and as fully as individuals might or could do as principals, agents, contractors or otherwise."

(c) Amending Article Fourth to read as follows:

"FOURTH: The total number of shares of stock which the corporation shall have authority to issue is fifteen million (15,000,000) shares, all of which are to be shares of common stock with a par value of five dollars ($5) each."

(d) Amending Article Ninth to read as follows:

"NINTH: The following additional provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for the creation, definition, limitation and regulation of the powers of the corporation, the directors and the stockholders:

"(1) The number of directors of the corporation which shall constitute the whole Board shall be such as from time to time shall be fixed by, or in the manner provided in, the By-Laws, and such number may be altered from time to time in the manner provided in such By-Laws, or by amendment thereof, adopted by the Board of Directors or by the stockholders in the manner provided therein, but such number shall in no case be less than three. Vacancies caused by an increase in the number of Directors or otherwise may be filled by the Board of Directors in the manner provided in the By-Laws. Directors need not be stockholders. Any director may be removed at any time with or without cause upon the affirmative vote of the holders of a majority of the stock of the corporation at that time entitled to vote for directors.

"(2) At all elections of directors of the corporation, each stockholder shall be entitled to as many votes as shall equal the number of his shares of stock multiplied by the number of directors to be elected, and he may cast all of such votes for a single director or may distribute them among the number to be voted for, or any two or more of them as he may see fit, which right when exercised, shall be termed cumulative voting."

"(3) The Board of Directors shall have power from time to time to fix and determine and to vary the amount to be reserved as a working capital of the corporation and, before the payment of any dividends or making any distribution of profits, it may set aside out of the net profits of the corporation such sum or sums as it may from time to time in its absolute discretion think proper whether as a reserve fund to meet contingencies or for the equalizing of dividends or for repairing or maintaining any property of the corporation or for such corporate purposes as the Board shall think conducive to the interests of the corporation, subject only to such limitations as the By-Laws of the corporation may from time to time impose.

"(4) In the absence of fraud no contract or other transaction between this corporation and any other corporation shall be affected by the fact that directors of this corporation are directors of such other corporation, if such contract or transaction shall be approved or ratified by the affirmative vote of a majority of the directors present at a meeting of the Board of Directors or the committee of this corporation having authority in the premises, who are not so interested. Any director individually, or any firm of which any director is a partner, may be a party to or may be interested in any contract or transaction of this corporation provided that such contract or transaction shall be approved or ratified by the affirmative vote of at least a majority of the directors present at a meeting of the Board of Directors or the committee of the corporation having au-

[illegible]

thority in the premises, who are not so interested.

"No director shall be liable to account to the corporation for any profit realized by him from or through any such transaction or contract of the corporation, ratified or approved as aforesaid, by reason of his interest in such transaction or contract.

"Directors interested in any contracts or transactions of the types described in the foregoing paragraph may be counted when present at meetings of the Board of Directors or of any committee for the purpose of determining the existence of a quorum to consider and vote upon any such contract or transaction. Any director whose interest in any such contract or transaction arises solely by reason of the fact that he is a stockholder, officer or creditor of such other company (or solely by reason of the fact that he is a director of such other company or partner in such firm where such dealing, contract or arrangement is made by officers or employees of the corporation in the ordinary performance of their duties and without the actual participation of such director) shall not be deemed interested in such contract or other transaction under any of the provisions of this subdivision (4), nor shall any such contract or transaction be void or voidable, nor shall any such director be liable to account because of such interest nor need any such interest be disclosed.

"No contract or other transaction between this corporation and any other corporation, at least a majority of the stock of which having voting power is owned or controlled by the corporation, shall in any case be void or voidable because of the fact that directors of this corporation are directors of such other corporation, nor shall any such director be deemed interested in such contract or other transaction under any of the provisions of this subdivision (4), nor shall any such director be liable to account because of such relation, nor need any such relation be disclosed.

"No contract or other transactions between this corporation and any other corporation or firm which provides for the purchase and sale of securities or other property or for any other action by this corporation upon terms not less favorable to this corporation than those offered to others, shall in any case be void or voidable because of the fact that directors of this corporation are directors of such other corporations or partners in such firm, nor shall any director be deemed interested in such contract or other transaction under any of the provisions of this subdivision (4), nor shall any such director be liable to account because of such relation, nor need any such relation be disclosed.

"Any contract or act, including contracts in which any director or directors of the corporation are interested directly or indirectly, that shall be approved or ratified by the vote of the holders of a majority of the capital stock of the corporation having voting powers which is represented in person or by proxy at any annual meeting of stockholders or at any special meeting called for the purpose, among others, of considering the approval or ratification of the acts of officers and/or directors (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the corporation and upon all its stockholders as though it had been approved or ratified by every stockholder of the corporation.

"Nothing in this subdivision (4) shall be deemed to contravene any of the provisions of the Public Utility Holding Company Act of 1935.

"(5) The Board of Directors shall also have power without the assent or vote of the stockholders to make, alter, amend and repeal the By-Laws of the corporation; to fix the times for the declaration and payment of dividends; to authorize and cause to be executed and delivered mortgages on and instruments of pledge, or any other instruments creating liens, on the real and personal property of the corporation; and to make and determine the use and disposition of any surplus or net profits over and above the capital of the corporation.

"(6) Subject to direction by resolution of a majority

of the stockholders, the Board of Directors shall have power from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the corporation (other than the stock ledger) or any of them, shall be open to the inspection of stockholders; and no stockholder shall have any right to inspect any account or book or document of the corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

"(7) A director shall be fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities and/or net profits of the corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

"(8) A director shall in the performance of his duties be fully protected in relying in good faith upon the books of account or reports made to the corporation by any of its officials, or by an independent public accountant, or by an appraiser selected with reasonable care by the Board of Directors, or in relying in good faith upon other records of the corporation or upon any order of any regulatory body having jurisdiction in the premises.

"(9) The corporation shall be entitled to treat the

person in whose name any share, right or option is registered as the owner thereof, for all purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share, right or option on the part of any other person, whether or not the corporation shall have notice thereof, save as may be expressly provided by the laws of the State of Delaware.

"(10) The Board of Directors, in addition to the powers and authority expressly conferred upon it hereinbefore and by statute and by the By-Laws, is hereby empowered to exercise all such powers as may be exercised by the corporation; subject, nevertheless, to the provisions of the statutes of the State of Delaware, of the Certificate of Incorporation and to any regulations that may from time to time be made by the stockholders, provided that no regulation so made shall invalidate any provision of the Certificate of Incorporation or any prior act of the directors which would have continued valid if such regulation had not been made."

(e) Amending Article Tenth to read as follows:

"TENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 3883 of the Revised Code of 1915 of said State, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 43 of the General Corporation Law of the State of Delaware, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said Court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the Court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation."

(f) Amending Article Eleventh to read as follows:

"ELEVENTH: The corporation reserves the right to increase or decrease its authorized capital stock, or any class or series thereof, or to reclassify the same, and to amend, alter, change or repeal any provision contained in the Certificate of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders in said Certificate of Incorporation or any amendment thereto are granted subject to this reservation."

(g) Adding after Article Eleventh a new Article Twelfth to read as follows:

"TWELFTH: No stockholder shall be entitled as a matter of right to subscribe for, purchase or receive any shares of the stock or any rights or options of the corporation which it may issue or sell, whether out of the number of shares authorized by this Certificate of Incorporation or by amendment thereof or out of the shares of the stock of the corporation acquired by it after the issuance thereof, nor shall any stockholder be entitled as a matter of right to purchase or subscribe for or receive any bonds, debentures or other obligations which the corporation may issue or sell that shall be convertible into or exchangeable for stock or to which shall be attached or appertain any warrant or warrants or other instrument or instruments that shall confer upon the holder or owner of such obligation the right to subscribe for or purchase from the corporation any shares of its capital stock. But all such additional issues of stock, rights, options, or of bonds, debentures or other obligations convertible into or exchangeable for stock or to which warrants shall be attached or appertain or which shall confer upon the holder the right to subscribe for or purchase any shares of stock may be issued and disposed of by the Board of Directors to such persons and upon such terms as in their absolute discretion they may deem advisable."

(h) Changing the 100 issued shares of common stock without par value into 200 shares of common stock with a par value of $5 per share.

2. That the capital of the corporation will not be reduced under or by reason of such amendments.

3. That such amendments have been duly adopted in accordance with the provisions of Sections 26 and 81 of the General Corporation Law, as amended, of the State of Delaware.

IN WITNESS WHEREOF, we, G. H. Bourne, President and B. W. Eggert, Assistant Secretary of The Southern Company, have signed this certificate and caused the corporate seal of the corporation to be hereunto affixed this 15th day of October, 1946.

G. H. Bourne
President

B. W. Eggert
Assistant Secretary

State of New York)
:) ss.:
County of New York)

BE IT REMEMBERED, that on this 15th day of October, 1946, personally came before me, Francis A. Bain , a Notary Public in and for the county and State aforesaid, duly commissioned and sworn to take acknowledgment or proof of deeds, G. H. Bourne, President of The Southern Company, a corporation of the State of Delaware, the corporation described in the foregoing certificate, known to me personally to be such, and he the said G. H. Bourne as such president, duly executed said certificate before me, and acknowledged the said certificate to be his act and deed and made on behalf of said corporation; that the signatures of the said president and of the assistant secretary of said corporation to said foregoing certificate are in the handwriting of the said president and of the assistant secretary of said corporation, respectively; and that the seal affixed to said certificate is the common or corporate seal of said corporation, and that his act of sealing, executing, acknowledging and delivering the said certificate was duly authorized by the stockholders of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Francis A. Bain
Notary Public

FRANCIS A. BAIN
NOTARY PUBLIC, Nassau County
Nassau Co. Clerk's No. 54
Certificate filed in New York County
N. Y. Co. Clerk's No. 644, Reg. No. 177-B-8
Commission Expires March 30, 1948

FRANCIS A. BAIN NOTARY PUBLIC NASSAU COUNTY

CERTIFICATE OF AMENDMENT

of

CERTIFICATE OF INCORPORATION

of

THE SOUTHERN COMPANY

Pursuant to Section 26 of the General Corporation Law
of the State of Delaware

We, G. H. Bourne, President and B. W. Eggert, Assistant Secretary of The Southern Company, a corporation existing under the laws of the State of Delaware, do hereby certify under the seal of said corporation as follows:

1. That the Board of Directors of the corporation at a meeting of said Board duly called, convened and held on the 27th day of January, 1947, proposed certain amendments to the Certificate of Incorporation, as previously amended, and that said meeting adopted a resolution setting forth said amendments proposed and declaring their advisability, and that thereafter on the 31st day of January, 1947, the written consent of all of the stockholders of the corporation entitled to vote in respect thereof to the said proposed amendments was given in accordance with the provisions of Section 81 of the General Corporation Law of the State of Delaware; and the amendments so proposed and declared advisable by the Board of Directors of the corporation and consented to in writing by all of the stockholders entitled to vote thereon as aforesaid are as follows:

(a) Amending Article Ninth to read as follows:

"NINTH: The following additional provisions are inserted for the management of the business and for the conduct of the affairs of the corporation and for the creation, definition, limitation and regulation of the powers of the corporation, the directors and the stockholders:

"(1) The number of directors of the corporation which shall constitute the whole Board shall be such as from time to time shall be fixed by, or in the manner provided in, the By-Laws, and such number may be altered from time to time in the manner provided in such By-Laws, or by amendment thereof, adopted in the manner provided therein, but such number shall in no case be less than three. Vacancies caused by an increase in the number of directors or otherwise may be filled by the Board of Directors in the manner provided in the By-Laws. Directors need not be stockholders. Any director may be removed at any time with or without cause upon the affirmative vote of the holders of a majority of the stock of the corporation at that time entitled to vote for such director.

"(2) At all elections of directors of the corporation, each stockholder shall be entitled to as many votes as shall equal the number of his shares of stock multiplied by the number of directors to be elected, and he may cast all of such votes for a single director or may distribute them among the number to be voted for, or any two or more of them as he may see fit, which right when exercised, shall be termed cumulative voting.

"(3) The Board of Directors shall have power from time to time to fix and determine and to vary the amount to be reserved as a working capital of the corporation and, before the payment of any dividends or making any distribution of profits, it may set aside out of the net profits of the corporation such sum or sums as it may from time to time in its absolute discretion think proper whether as a reserve fund to meet contingencies or for the equalizing of dividends or for repairing or maintaining any property of the corporation or for such corporate purposes as the Board shall think conducive to the interests of the corporation, subject only to such limitations as the By-Laws of the corporation may from time to time impose.

"(4) The Board of Directors shall also have power without the assent or vote of the stockholders to fix the times for the declaration and payment of dividends and to make and determine the use and disposition of any surplus or net profits over and above the capital of the corporation.

"(5) The Board of Directors shall also have power to make, alter, amend and repeal the By-Laws of the corporation, subject only to such limitations as the By-Laws of the corporation may from time to time impose.

"(6) The Board of Directors shall also have power to sell, lease or exchange all or substantially all of the property and assets of the corporation, including its good will and corporate franchises, upon such terms and conditions and for such consideration, which may be in whole or in part shares of stock in, and/or other securities of, any other corporation or corporations, as the Board of Directors shall deem expedient and for the best interests of the corporation, when and as authorized by the affirmative vote in favor thereof of the holders of at least a majority of the issued and outstanding capital stock of the corporation having voting powers given at any annual meeting of stockholders or at any special meeting called for that purpose.

"(7) The corporation shall not, unless authorized by the affirmative vote in favor thereof of the holders of at least a majority of the issued and outstanding capital stock of the corporation having voting powers given at any annual meeting of stockholders or at any special meeting called for that purpose, (a) issue or assume any notes, debentures or other evidences of indebtedness, for purposes other than the refunding of outstanding notes, debentures or other evidences of indebtedness theretofore issued or assumed by the corporation, if, immediately after such issue or assumption, the total principal amount of all notes, debentures or other evidences of indebtedness issued or assumed by the corporation and then outstanding (and not contemporaneously paid or their payment provided for) would exceed ten per centum of the aggregate of the par value of, or stated capital represented by, the issued and outstanding shares of capital stock and of the surplus of the corporation (paid-in, earned and other, if any), or (b), after the initial issue of 10,000,000 shares, issue shares of its common stock in exchange for securities or property (other than cash) if the total number of shares so issued without the specific authorization or approval of stockholders would exceed ten per centum of the number of shares of the common stock of the corporation issued and outstanding immediately prior to such issue.

"(8) Subject to direction by resolution of a majority of the stockholders, the Board of Directors shall have power from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the accounts and books of the corporation (other than the stock ledger) or any of them, shall be open to the inspection of stockholders; and no stockholder shall have any right to inspect any account or book or document of the corporation except as conferred by statute or authorized by the Board of Directors or by a resolution of the stockholders.

"(9) A director shall be fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and amount of the assets, liabilities and/or net profits of the corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

"(10) A director shall in the performance of his duties be fully protected in relying in good faith upon the books of account or reports made to the corporation by any of its officials, or by an independent public accountant, or by an appraiser selected with reasonable care by the Board of Directors, or in relying in good faith upon other records of the corporation or upon any order of any regulatory body having jurisdiction in the premises.

"(11) The corporation shall be entitled to treat the person in whose name any share, right or option is registered as the owner thereof, for all purposes, and shall not be bound to recognize any equitable or other claim to or interest in such share, right or option on the part of any other person, whether or not the corporation shall have notice thereof, save as may be expressly provided otherwise by the laws of the State of Delaware.

"(12) The Board of Directors, in addition to the

powers and authority expressly conferred upon it hereinbefore and by statute and by the By-Laws, is hereby empowered to exercise all such powers as may be exercised by the corporation; subject, nevertheless, to the provisions of the statutes of the State of Delaware, of the Certificate of Incorporation and to any regulations that may from time to time be made by the stockholders, provided that no regulation so made shall invalidate any provision of the Certificate of Incorporation or any prior act of the directors which would have continued valid if such regulation had not been made."

(b) Amending Article Eleventh to read as follows:

"ELEVENTH: The corporation reserves the right to increase or decrease its authorized capital stock, or any class or series thereof, or to reclassify the same, and to amend, alter, change or repeal any provision contained in the Certificate of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders in said Certificate of Incorporation or any amendment thereto are granted subject to this reservation; provided, however, that the corporation shall not, unless authorized by the affirmative vote in favor thereof of the holders of at least two-thirds of the issued and outstanding common stock of the corporation given at any annual meeting of stockholders or at any special meeting called for that purpose, (a) authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock, or (b) amend, alter, change or repeal subdivision (2) of Article Ninth, Article Twelfth, this proviso or any provision contained in the Certificate of Incorporation or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock."

(c) Amending Article Twelfth to read as follows:

"TWELFTH: No stockholder shall be entitled as a matter of right to subscribe for, purchase or receive any shares of the stock or any rights or options of the corporation which it may issue or sell, whether out of the number of shares authorized by this Certificate of Incorporation or by amendment thereof or out of the shares of the stock of the corporation acquired by it after the issuance thereof, nor shall any stockholder be entitled as a matter of right to purchase or subscribe for or receive any bonds, debentures or other obligations which the corporation may issue or sell that shall be convertible into or exchangeable for stock or to which shall be attached or appertain any warrant or warrants or other instrument or instruments that shall confer upon the holder or owner of such obligation the right to subscribe for or purchase from the corporation any shares of its capital stock, but all such additional issues of stock, rights, options, or of bonds, debentures or other obligations convertible into or exchangeable for stock or to which warrants shall be attached or appertain or which shall confer upon the holder the right to subscribe for or purchase any shares of stock may be issued and disposed of by the Board of Directors to such persons and upon such terms as in their absolute discretion they may deem advisable, subject only to such limitations as may be imposed in the Certificate of Incorporation or in any amendment thereto; provided, however, that if the Board of Directors shall, in its discretion, at any time or times determine to issue and sell for cash any additional shares of common stock of the corporation or any rights or options entitling the holder or owner to subscribe for or purchase from the corporation any shares of its common stock or any bonds, debentures or other obligations convertible into or exchangeable for common stock or to which shall be attached or appertain any warrant or warrants or other instrument or instruments that shall confer upon the holder or owner of such obligation the right to subscribe for or purchase from the corporation any shares of its common stock (other than by a public offering of all of such shares or securities to or through underwriters or investment bankers who shall have agreed promptly to make a public offering of such shares or securities), rights to purchase the same (exercisable not less than 20 days after mailing of notice that such rights are available and may be exercised) shall first be offered to the holders of record of the outstanding shares of common stock of the corporation, pro rata according to their respective holdings of record, upon terms not less favorable to such holders of record than those (before deduction of such compensation, allowance or discount for the sale, underwriting or purchase thereof as may be fixed by the Board of Directors) on which the Board of Directors issue and dispose of such shares or securities to other than such holders of record of common stock."

2. That such amendments have been duly adopted in accordance with the provisions of Sections 26 and 81 of the General Corporation Law, as amended, of the State of Delaware.

IN WITNESS WHEREOF, we, G. H. Bourne, President and B. W. Eggert, Assistant Secretary of The Southern Company, have signed this certificate and caused the corporate seal of the corporation to be hereunto affixed this 3rd day of February, 1947.

President

Assistant Secretary

State of New York)
) ss.:
County of New York)

BE IT REMEMBERED, that on this 3rd day of February, 1947, personally came before me, Francis A. Bain, a Notary Public in and for the county and state aforesaid, duly commissioned and sworn to take acknowledgment or proof of deeds, G. H. Bourne, President of The Southern Company, a corporation of the State of Delaware, the corporation described in the foregoing certificate, known to me personally to be such, and he the said G. H. Bourne as such president, duly executed said certificate before me, and acknowledged the said certificate to be his act and deed and made on behalf of said corporation; that the signatures of the said president and of the assistant secretary of said corporation to said foregoing certificate are in the handwriting of the said president and of the assistant secretary of said corporation, respectively; and that the seal affixed to said certificate is the common or corporate seal of said corporation, and that his act of sealing, executing, acknowledging and delivering the said certificate was duly authorized by the stockholders of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Francis A. Bain
Notary Public
FRANCIS A. BAIN
NOTARY PUBLIC, Nassau County
Nassau Co. Clerk's No. 34
Certificate filed in New York County
N.Y.Co.Clerk's No.644, Reg.No.178-B-8
Commission Expires March 30, 1948

Extract from minutes of meeting of the board of directors of The Southern Company, held on June 29, 1949.

- - - - - - - - - - - -

RESOLVED: That this company's resident agent is changed to and is D. N. Peck, and the address by street and number of said resident agent is 902 Market Street, Wilmington, Delaware; and be it further

RESOLVED: That a copy of these resolutions be filed in the office of the Secretary of State signed by the president or a vice-president and the secretary or an assistant secretary of this company and sealed with its corporate seal; and that a certified copy be recorded in the office of the Recorder in and for the County of New Castle.

- - - - - - - - - - - -

We, E. A. Yates, president and B. W. Eggert, assistant secretary of The Southern Company, do hereby certify that the foregoing is a true and correct copy of resolutions duly and regularly adopted at meeting of the board of directors of The Southern Company, duly held on June 29, 1949, at which a quorum was in attendance and voting throughout, and that said resolutions have not since been rescinded but are still in full force and effect.

IN WITNESS WHEREOF, we have hereunto set our hands and affixed the seal of the company this 29th day of June, 1949.

President

Assistant Secretary

THIS IS THE CLEAREST COPY OBTAINABLE FROM THE

DOCUMENT ON FILE IN THE DIVISION OF CORPORATIONS.

DEPARTMENT OF STATE, STATE OF DELAWARE.

CERTIFICATE OF AMENDMENT

of

CERTIFICATE OF INCORPORATION

of

THE SOUTHERN COMPANY

Pursuant to Section 26 of the General Corporation Law
of the State of Delaware

We, E. A. Yates, President and D. B. Peck, Secretary of The Southern Company, a corporation existing under the laws of the State of Delaware, do hereby certify under the seal of said corporation as follows:

1. That the Board of Directors of the corporation at meeting of said Board duly called, convened and held on the 22nd day of March, 1949, proposed an amendment to the Certificate of Incorporation, as previously amended, and that said meeting adopted a resolution setting forth the amendment proposed and declaring its advisability, and that thereafter on the 1st day of August, 1949, the written consent of all of the stockholders of the corporation entitled to vote in respect thereof to the said proposed amendment was given in accordance with the provisions of Section 81 of the General Corporation Law of the State of Delaware; and the amendment so proposed and declared advisable by the Board of Directors of the Company and consented to in writing by all of the stockholders entitled to vote thereon as aforesaid, is as follows:

Amending Article Fourth to read as follows:

"FOURTH: The total number of shares of stock which the corporation shall have authority to issue is twenty million (20,000,000) shares, all of which are to be shares of common stock with a par value of five dollars ($5) each."

000048

2. That such amendment has been duly adopted in accordance with the provisions of Sections 26 and 61 of the General Corporation Law, as amended of the State of Delaware.

IN WITNESS WHEREOF, we, E. A. Yates, President and D. B. Peck, Secretary of The Southern Company, have signed this certificate and caused the corporate seal of the corporation to be hereunto affixed this 1st day of August, 1949.

President

Secretary

State of Delaware }
} ss.:
County of New Castle }

BE IT REMEMBERED, that on this 1st day of August, 1949, personally came before me, Elizabeth O'Neill, a Notary Public in and for the county and state aforesaid, duly commissioned and sworn to take acknowledgment or proof of deeds, E. A. Yates, President of The Southern Company, a corporation of the State of Delaware, the corporation described in the foregoing certificate, known to me personally to be such, and he the said E. A. Yates as such president, duly executed said certificate before me, and acknowledged the said certificate to be his act and deed and made on behalf of said corporation; that the signatures of the said president and of the secretary of said corporation to said foregoing certificate are in the handwriting of the said president and of the secretary of said corporation, respectively; and that the seal affixed to said certificate is the common or corporate seal of said corporation, and that his act of sealing, executing, acknowledging and delivering the said certificate was duly authorized by the stockholders of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Elizabeth O'Neill
Notary Public

CERTIFICATE OF AMENDMENT

of

CERTIFICATE OF INCORPORATION

of

THE SOUTHERN COMPANY

Pursuant to Section 26 of the General Corporation Law of the State of Delaware

We, G. M. Bourne, Vice-President and Carl James, Secretary of The Southern Company, a corporation existing under the laws of the State of Delaware, do hereby certify under the seal of said corporation as follows:

1. That the Board of Directors of the corporation at meeting of said Board duly called, convened and held on the 20th day of September, 1949, proposed an amendment to the Certificate of Incorporation, as previously amended, and that said meeting adopted a resolution setting forth the amendment proposed and declaring its advisability, and that thereafter on the 27th day of September, 1949, the written consent of all of the stockholders of the corporation entitled to vote in respect thereof to the said proposed amendment was given in accordance with the provisions of Section 81 of the General Corporation Law of the State of Delaware; and the amendment so proposed and declared advisable by the Board of Directors of the Company and consented to in writing by all of the stockholders entitled to vote thereon as aforesaid, is as follows:

Amending Article Fourth to read as follows:

"FOURTH: The total number of shares of stock which the corporation shall have authority to issue is twenty-five million (25,000,000) shares, all of which are to be shares of common stock with a par value of five dollars ($5) each."

2. That such amendment has been duly adopted in accordance with the provisions of Sections 26 and 81 of the General Corporation Law, as amended, of the State of Delaware.

IN WITNESS WHEREOF, we, G. H. Bourne, Vice-President and Carl James, Secretary of The Southern Company, have signed this certificate and caused the corporate seal of the corporation to be hereunto affixed this 27th day of September, 1949.

(SEAL) THE SOUTHERN COMPANY CORPORATE SEAL DELAWARE

G. H. Bourne
Vice-President

Carl James
Secretary

State of New York)
) ss.:
County of New York)

BE IT REMEMBERED, that on this 27th day of September, 1949, personally came before me, Wyman S. Barron, a Notary Public in and for the county and state aforesaid, duly commissioned and sworn to take acknowledgment or proof of deeds, G. H. Bourne, Vice-President of The Southern Company, a corporation of the State of Delaware, the corporation described in the foregoing certificate, known to me personally to be such, and he the said G. H. Bourne as such Vice-President, duly executed said certificate before me, and acknowledged the said certificate to be his act and deed and made on behalf of said corporation; that the signatures of the said Vice-President and of the Secretary of said corporation to said foregoing certificate are in the handwriting of the said Vice-President and of the Secretary of said corporation, respectively; and that the seal affixed to said certificate is the common or corporate seal of said corporation, and that his act of sealing, executing, acknowledging and delivering the said certificate was duly authorized by the stockholders of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Wyman S. Barron

WYMAN S. BARRON
NOTARY PUBLIC, State of New York
No. 41-0173900
Qual. in Queens County. Cert. Filed with New York Co. Clerk and Register
Term expires March 30, 1951

WYMAN S. BARRON NOTARY PUBLIC STATE OF NEW YORK

20 Pine Street
New York 5, N.Y.

Change Agent

Extract from minutes of meeting of the board of directors of The Southern Company, held on October 22, 1951.

- - - - - - - - - - - -

The board of directors of The Southern Company, a corporation of Delaware, on this 22nd day of October A.D. 1951 do hereby resolve and order that the location of the principal office of this corporation within this State be, and the same hereby is 902 Market Street, in the City of Wilmington, in the County of New Castle.

The name of the agent therein and in charge thereof upon whom process against this corporation may be served, is Anne McD. Willis.

- - - - - - - - - - - -

The Southern Company, a corporation of Delaware, doth hereby certify that the foregoing is a true copy of a resolution adopted by the board of directors at a meeting held as herein stated.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by its President and Secretary, and its corporate seal to be hereto affixed, the 13th, day of November A. D. 1951.

THE SOUTHERN COMPANY CORPORATE SEAL 1945 DELAWARE

By C. B. McManus
PRESIDENT

Carl James
SECRETARY

00056

CERTIFICATE OF REDUCTION OF CAPITAL

of

THE SOUTHERN COMPANY

by

THE RETIREMENT OF SHARES OF COMMON STOCK,

$5, PAR VALUE OF SAID CORPORATION

Pursuant to Section 28 of the General Corporation Law
of the State of Delaware

THE SOUTHERN COMPANY (hereinafter called the "Company"), under the seal of the Company and the hands of its President and Secretary, does hereby certify as follows:

1. By resolution of its board of directors supplemented by a resolution adopted, at a meeting of the stockholders of the Company called for that purpose upon at least ten days' notice given in accordance with the by-laws of the Company to said stockholders, by the holders of record of a majority of the total number of shares of the Company having voting powers at the time outstanding, the Company has reduced its capital from Eighty-One Million Five Hundred Thirty-Two Thousand Four Hundred Seventy Dollars ($81,532,470) by One Million One Hundred Seventy-One Thousand Six Hundred Seventy-Five Dollars ($1,171,675) to Eighty Million Three Hundred Sixty Thousand Seven Hundred Ninety-Five Dollars ($80,360,795).

2. The manner in which the capital of the Company is so to be reduced is by retiring the 234,335 shares of its Common Stock having a par value of Five Dollars ($5) per share and an aggregate par value of One Million One Hundred Seventy-One Thousand Six Hundred Seventy-Five

Dollars ($1,171,675), which shares were owned by the Company which had acquired the same by the surrender thereof by The Commonwealth & Southern Corporation to the Company for cancellation and retirement, and by transferring said One Million One Hundred Seventy-One Thousand Six Hundred Seventy-Five Dollars ($1,171,675) from capital to the paid-in surplus account designated "amount paid-in for Common Stock in excess of par value".

3. The assets of the Company remaining after such reduction of capital are sufficient to pay any debts of the Company, the payment of which has not been otherwise provided for.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has made this Certificate under the seal of the Company and the hands of its President and Secretary this 28th day of May, 1952.

THE SOUTHERN COMPANY

By C. B. McManus
President

Carl James
Secretary

SEAL 1945 DELAWARE

ATTEST:

Carl James
Secretary

State of Delaware)
) ss.:
County of New Castle)

BE IT REMEMBERED, that on this 28th day of May, 1952, personally came before me, CHARLES F. HALA, a Notary public in and for the County and State aforesaid, C. B. McManus, President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing Certificate, known to me personally to be such President, and he, the said C. B. McManus, as such President, duly executed the foregoing Certificate before me and acknowledged the said Certificate to be his act and deed and the act and deed of said corporation, and he further acknowledged that the signatures of said President and of the Secretary of said corporation to said Certificate were in the handwriting of the said President and the said Secretary, respectively, and that the seal affixed to said Certificate is the common or corporate seal of said corporation and that his act of sealing, executing, acknowledging and delivering the said Certificate was duly authorized by the Board of Directors and Stockholders of said corporation.

IN WITNESS WHEREOF, I have set my hand and seal the day and year aforesaid.

Chas. F. Hala
Notary Public

ANNE McD. WILLIS

Certificate resigning as Resident Agent of The Southern Company and appointing THE CORPORATION TRUST COMPANY as such Resident Agent in her stead.

ANNE McD. WILLIS, being the Resident Agent of The Southern Company, organized and operating under the laws of the State of Delaware, hereby does make for filing with the Secretary of State of the State of Delaware, this Certificate, in duplicate, resigning said office of Resident Agent of said corporation and hereby appoints THE CORPORATION TRUST COMPANY, a corporation of the State of Delaware, as such Resident Agent, in her stead of said The Southern Company.

The address of such substitute Resident Agent, THE CORPORATION TRUST COMPANY, is No. 100 West Tenth Street, Wilmington, New Castle County, Delaware.

Attached is Statement, executed in duplicate, of The Southern Company for which said ANNE McD. WILLIS was appointed Resident Agent as aforementioned, ratifying and approving such change in Resident Agent from said ANNE McD. WILLIS to said THE CORPORATION TRUST COMPANY.

IN WITNESS WHEREOF said ANNE McD. WILLIS hereunto sets her hand and seal this 28th day of August , 1957.

Anne McD. Willis (L.S.)

THE SOUTHERN COMPANY
STATEMENT RATIFYING AND APPROVING CHANGE
OF RESIDENT AGENT

The undersigned, as President of

THE SOUTHERN COMPANY

a corporation organized and existing under the laws of the State of Delaware, hereby ratifies and approves, for and in behalf of said corporation, the substitution of The Corporation Trust Company, a corporation organized and existing under the laws of State of Delaware, 100 West Tenth Street, Wilmington, New Castle County, Delaware, in place of Anne McD. Willis, as Resident Agent of said THE SOUTHERN COMPANY in the State of Delaware.

IN WITNESS WHEREOF this Statement, in duplicate, has been signed by the undersigned as President of said THE SOUTHERN COMPANY and sealed with the corporate seal thereof this 28th day of August, 1957.

[signature]
President

(SEAL)

ATTEST:

[signature]
Secretary

STATE OF GEORGIA }
} ss.:
COUNTY OF FULTON }

BE IT REMEMBERED that on this 28th day of August, 1957, personally came before me, H. G. White, Jr., a Notary Public in and for the State and County aforesaid, HARLLEE BRANCH, JR., President of THE SOUTHERN COMPANY, a corporation of the State of Delaware, the corporation described in and which executed the foregoing Statement, known to me personally to be such, and he, the said HARLLEE BRANCH, JR., as such President, duly executed said Statement before me and acknowledged the said Statement to be his act and deed and the act and deed of said corporation; that the signatures of the said President and of the Secretary of said corporation to said foregoing Statement are in the handwriting of the said President and Secretary of said corporation, respectively, and that the seal affixed to said Statement is the common or corporate seal of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year first above written.

H. G. White
Notary Public

Notary Public, Fulton County, Georgia
My Commission Expires Jan. 14, 1958

Extract from minutes of meeting of the Board of Directors of The Southern Company, held on October 28, 1957.

- - - - - - - - - - -

RESOLVED: That the board of directors of The Southern Company, a Delaware corporation, on this 28th day of October, 1957, do hereby resolve, order and ratify that the location of the principal office of the corporation within the State of Delaware be and is 100 West Tenth Street, in the City of Wilmington, in the County of New Castle, and that The Corporation Trust Company be and is the Resident Agent therein and in charge thereof and upon whom process against The Southern Company may be served.

- - - - - - - - - - -

The Southern Company, a corporation of Delaware, doth hereby certify that the foregoing is a true copy of a resolution adopted by the board of directors at a meeting held as herein stated.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by its President and Secretary, and its corporate seal to be hereto affixed, the 6th, day of November A. D. 1957.

By [signature]
PRESIDENT

[signature]
SECRETARY

SEAL

CERTIFICATE OF AMENDMENT

of

CERTIFICATE OF INCORPORATION

of

THE SOUTHERN COMPANY

The Southern Company, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "corporation"), DOES HEREBY CERTIFY, under the seal of the said corporation and the signatures, and with the acknowledgements of Harllee Branch, Jr., its President and D. B. Peck, its Secretary, as follows:

1. The Board of Directors of the corporation at a meeting of said Board of Directors duly called, convened and held on the 6th day of October, 1965, duly adopted a preamble and resolutions which proposed, set forth and declared advisable an amendment to the Certificate of Incorporation of said corporation as previously amended and called a special meeting of stockholders of the corporation for consideration of such an amendment. The preamble and resolutions so adopted, including the resolution proposing, setting forth and declaring advisable the proposed amendment, were as follows:

"WHEREAS, it appears desirable, so as to facilitate a wider distribution of the shares of common stock of the corporation and thus render such shares more readily marketable and provide for and aid the financing of future capital requirements of the corporation, to increase the authorized number of shares of common stock and to issue and distribute to the holders of the outstanding shares of common stock one additional share of common stock for each share theretofore held.

"RESOLVED, that subject to (i) the due adoption by holders of issued and outstanding shares of common stock of the corporation of the amendment of the Certificate of Incorporation hereafter proposed, set forth and declared advisable, (ii) to said amendment having become effective in accordance with the laws of the State of Delaware, and (iii) to due authorization by the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, (A) there shall be issued and distributed to the holders of record at the close of business on Tuesday, January 4, 1966, or the effective date of said amendment, whichever is later, of the 23,662,250 outstanding shares of common stock of the corporation of the par value of $5. per share one additional share of common stock of the par value of $5. per share for each share held of record at the close of business on said record date; (B) in connection with said issue and distribution as aforesaid of 23,662,250 additional shares of common stock of the par value of $5. per share there shall be transferred to Common Stock Capital Account from Capital Surplus Paid-in Surplus Account an amount equal to $5. for each such additional share of common stock so issued and distributed, or an aggregate of $118,311,250; and (C) there shall be mailed or otherwise delivered as soon as feasible after said record date (estimated to be on or about January 21, 1966) to each holder of record of a share or shares of common stock at the close of business on said record date a certificate or certificates representing one additional share of common stock for each share of common stock registered in the name of such stockholder at the close of business on such record date, without such shareholder's surrender of the certificate or certificates for theretofore outstanding shares of common stock.

and

"RESOLVED, that for the purpose of making possible the foregoing issue and distribution of shares and of providing a reasonable amount of authorized but unissued shares of common stock to be used for financing future capital requirements and for other proper corporate purposes the Board of Directors do hereby propose, set forth, declare advisable and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation of the corporation as heretofore amended so as to increase the authorized number of shares of common stock of the par value of $5. per share from 25,000,000 to 60,000,000 and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

> 'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is sixty million (60,000,000) shares, all of which are to be shares of common stock with a par value of five dollars ($5) each.'

and

"RESOLVED, that the Board of Directors do hereby call a special meeting of stockholders for the consideration of such amendment to be held on Wednesday, December 22, 1965, at 11:00 A.M., Eastern Standard Time, at the office of the corporation at 100 West Tenth Street, Wilmington, Delaware and do hereby fix the close of business on Wednesday, November 24, 1965 as the date of record for the determination of stockholders entitled to notice of and to vote with respect to said proposed amendment at said meeting."

2. Thereafter, pursuant to the foregoing resolutions of the Board of Directors of said corporation, the special meeting of stockholders of said corporation was duly held at the office of the corporation at 11:00 A.M., Eastern Standard Time, on Wednesday, December 22, 1965 and at said meeting the persons or bodies corporate holding more than a majority of the issued and outstanding shares of common stock of the corporation, being the only class of stock authorized or issued and therefore being the only class of stock entitled to vote on said amendment, voted in favor of the amendment of Article FOURTH proposed, set forth and declared advisable by the Board of Directors as hereinbefore set forth.

3. The said amendment of Article FOURTH of the Certificate of Incorporation of the corporation as hereinbefore set forth has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. The capital of the corporation will not be reduced under or by reason of said am. lment.

IN WITNESS WHEREOF, said The Southern Company has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Harllee Branch, Jr., its President, and D. B. Peck, its Secretary, this 22nd day of December, 1965.

THE SOUTHERN COMPANY

By Harllee Branch Jr
President

By D B Peck
Secretary

SOUTHERN COMPANY CORPORATE SEAL 1945 DELAWARE

STATE OF DELAWARE)
: ss.:
COUNTY OF NEW CASTLE)

BE IT REMEMBERED, that on this 22nd day of December, 1965, personally came before me a Notary Public in and for the County and State aforesaid, Harllee Branch, Jr., President of The Southern Company, a corporation of the State of Delaware, the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Harllee Branch, Jr. as such President, duly executed said certificate before me and acknowledged the said certificate to be his act and deed and the act and deed of said corporation; that the signatures of the said President and of the Secretary of said corporation to said foregoing certificate are in the handwriting of the said President and Secretary of said corporation respectively, and that the seal affixed to said certificate is the common or corporate seal of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Alfred Jervis
Notary Public

ALFRED JERVIS NOTARY PUBLIC APPOINTED ... TWO YEARS STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "corporation"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the corporation, at a meeting of said Board of Directors duly called and held on October 21, 1968, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED that the Board of Directors of The Southern Company do hereby

(1) propose, set forth and declare advisable that the certificate of incorporation of the corporation as previously amended be amended by eliminating clause (a) from subdivision (7) of Article NINTH thereof so that said subdivision (7), as so amended, shall read as follows:

'(7) The corporation shall not, unless authorized by the affirmative vote in favor thereof of the holders of at least a majority of the issued and outstanding capital stock of the corporation having voting powers given at any annual meeting of stockholders or at any special meeting called for that purpose, after the initial issue of 10,000,000 shares, issue shares of its common stock in exchange for securities or property (other than cash) if the total number of shares so issued without the specific authorization or approval of stockholders would exceed ten per centum of the number of shares of the common stock of the corporation issued and outstanding immediately prior to such issue.'

and

(2) direct that the amendment so proposed be considered at the next annual meeting of stockholders of the corporation which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth, by reference to the accompanying proxy statement, a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the corporation which was duly called and held in accordance with said resolution and with sections 222 and 242 of said General Corporation Law on Wednesday, May 28, 1969 at 2:00 p. m., Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the corporation, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the corporation will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of subdivision (7) of Article NINTH of the certificate of incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Harllee Branch, Jr., its Chairman of the Board, and to be attested by D. B. Peck, its Secretary, this 9th day of June, 1969.

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY CORPORATE SEAL 1945 DELAWARE

By [signature]
Harllee Branch, Jr., Chairman of the Board

ATTEST:

[signature]
D. B. Peck, Secretary

STATE OF GEORGIA)
: ss.:
COUNTY OF FULTON)

BE IT REMEMBERED that on this 9th day of June, 1969, personally came before me a Notary Public in and for the County and State aforesaid, Harllee Branch, Jr., Chairman of the Board of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Harllee Branch, Jr., as such Chairman of the Board, duly signed said certificate before me and duly acknowledged said certificate as the act and deed of said corporation, the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him the Chairman of the Board of said corporation, and attested by D. B. Peck the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

William Lane London
Notary Public

Notary Public, Georgia, State at Large
My Commission Expires Apr. 23, 1973

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "corporation"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the corporation, at a meeting of said Board of Directors duly called and held on January 18, 1971, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED that the Board of Directors of The Southern Company do hereby

(1) propose, set forth and declare advisable and recommend to the stockholders their approval of; the amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5 from 60,000,000 to 80,000,000 and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Eighty Million (80,000,000) shares, all of which are to be shares of common stock with a par value of Five Dollars ($5) each.'

and

(2) direct that the amendment so proposed be considered at the next annual meeting of stockholders of the corporation which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the corporation which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 26, 1971 at 2:00 p.m. Eastern Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the corporation, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the corporation will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article FOURTH of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Alvin W. Vogtle, Jr., its President, and to be attested by Robert H. Owen, its Secretary, this 26th day of May, 1971.

THE SOUTHERN COMPANY

By Alvin W. Vogtle, Jr.
President

THE SOUTHERN COMPANY CORPORATE SEAL 1945 DELAWARE

ATTEST:

Robert H. Owen
Secretary

00081

STATE OF GEORGIA)
) ss.:
COUNTY OF BIBB)

BE IT REMEMBERED that on this 26th day of May, 1971, personally came before me a Notary Public in and for the County and State aforesaid, Alvin W. Vogtle, Jr., President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Alvin W. Vogtle, Jr., as such President, duly signed said certificate before me and duly acknowledged said certificate as the act and deed of said corporation, the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Robert H. Owen, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

B. B. Kn[illegible]
Notary Public

MY COMMISSION EXPIRES DEC. 30, 1971

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "corporation"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the corporation, at a meeting of said Board of Directors duly called and held on January 15, 1973, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

> "RESOLVED that the Board of Directors of The Southern Company do hereby
>
> (1) propose, set forth and declare advisable; and recommend to the stockholders their approval of; the amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5.00 from 80,000,000 to 110,000,000 and or such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:
>
> > 'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Hundred and Ten Million (110,000,000) shares, all of which are to be shares of common stock with a par value of Five Dollars ($5.00) each.'
>
> and
>
> (2) direct that the amendment so proposed be considered at the next annual meeting of stockholders of the corporation which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Therefore, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the corporation which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 23, 1973 at 10:00 a.m. Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the corporation, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the corporation will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article FOURTH of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Alvin W. Vogtle, Jr., its President, and to be attested by Robert H. Owen, its Secretary, this 29th day of May, 1973.

THE SOUTHERN COMPANY

By [signature]
President

ATTEST:

[signature]
Secretary

STATE OF GEORGIA)
) ss.:
COUNTY OF DEKALB)

BE IT REMEMBERED that on this 29th day of May, 1973, personally came before me, a Notary Public in and for the County and State aforesaid, Alvin W. Vogtle, Jr., President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Alvin W. Vogtle, Jr., as such President, duly signed said certificate before me and duly acknowledged said certificate as the act and deed of said corporation, the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Robert H. Owen, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Notary Public

Notary Public, Georgia, State at Large
My Commission Expires Nov. 25, 1975

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "corporation"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the corporation, at a meeting of said Board of Directors duly called and held on January 20, 1975, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED that the Board of Directors of The Southern Company do hereby

(1) propose, set forth and declare advisable, and recommend to the stockholders their approval of, the amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5.00 from 110,000,000 to 150,000,000 and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Hundred and Fifty Million (150,000,000) shares, all of which are to be shares of common stock with a par value of Five Dollars ($5.00) each.'

and

(2) direct that the amendment so proposed be considered at the next annual meeting of stockholders of the corporation which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the corporation which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 28, 1975 at 1:30 p.m. Eastern Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the corporation, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the corporation will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article FOURTH of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Alvin W. Vogtle, Jr., its President, and to be attested by Robert H. Owen, its Secretary, this 29th day of May, 1975.

THE SOUTHERN COMPANY

By [signature]
President

THE SOUTHERN COMPANY SEAL 1945 DELAWARE

ATTEST:

[signature]
Secretary

STATE OF Georgia)
: ss.:
COUNTY OF DeKalb)

BE IT REMEMBERED that on this 27th day of May, 1975, personally came before me, a Notary Public in and for the County and State aforesaid, Alvin W. Vogtle, Jr., President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Alvin W. Vogtle, Jr., as such President, duly signed said certificate before me and duly acknowledged said certificate as the act and deed of said corporation, the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Robert H. Owen, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Joan K. Whitehead
Notary Public

Notary Public, Georgia, State at Large
My Commission Expires May 31, 1977

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "corporation"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the corporation, at a meeting of said Board of Directors duly called and held on January 17, 1977, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED that the Board of Directors of The Southern Company do hereby

(1) propose, set forth and declare advisable, and recommend to the stockholders their approval of, the amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5.00 from 150,000,000 to 185,000,000 and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Hundred Eighty-Five Million (185,000,000) shares, all of which are to be shares of common stock with a par value of Five Dollars ($5.00) each.'

and

(2) direct that the amendment so proposed be considered at the next annual meeting of stockholders of the corporation which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the corporation which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 25, 1977, at 10:00 a.m., Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the corporation, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the corporation will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article FOURTH of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Alvin W. Vogtle, Jr., its President, and to be attested by Robert H. Owen, its Secretary, this 25th day of May, 1977.

THE SOUTHERN COMPANY

By Alvin W. Vogtle, Jr.
President

(SEAL) THE SOUTHERN COMPANY CORPORATE SEAL 1945 DELAWARE

ATTEST:

Robert H. Owen
Secretary

STATE OF MISSISSIPPI)
: ss.:
COUNTY OF HARRISON)

BE IT REMEMBERED that on this 25th day of May, 1977, personally came before me, a Notary Public in and for the County and State aforesaid, Alvin W. Vogtle, Jr., President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Alvin W. Vogtle, Jr., as such President, duly signed said certificate before me and duly acknowledged said certificate as the act and deed of said corporation, the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Robert H. Owen, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Rachel J. Moran
Notary Public

My Commission Expires Aug. 9, 1980

RACHEL J. MORAN NOTARY PUBLIC HARRISON COUNTY, MISS.

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "corporation"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the corporation, at a meeting of said Board of Directors duly called and held on January 17, 1977, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED that the Board of Directors of The Southern Company do hereby

(1) propose, set forth and declare advisable, and recommend to the stockholders their approval of, the amendment of the Certificate of Incorporation, as heretofore amended, so as to change the provisions relating to the preemptive rights of stockholders and for such purpose Article TWELFTH of said Certificate of Incorporation be amended to read as follows:

'TWELFTH: No stockholder shall be entitled as a matter of right to subscribe for, purchase or receive any shares of the stock or any rights or options of the corporation which it may issue or sell, whether out of the number of shares authorized by this Certificate of Incorporation or by amendment thereof or out of the shares of the stock of the corporation acquired by it after the issuance thereof, nor shall any stockholder be entitled as a matter of right to purchase or subscribe for or receive any bonds, debentures or other obligations which the corporation may issue or sell that shall be convertible into or exchangeable for stock or to which shall be attached or appertain any warrant or warrants or other instrument or instruments that shall confer upon the holder or owner of such obligation the right to subscribe for or purchase from the corporation any shares of its capital stock, but all such additional issues of stock, rights, options, or of bonds, debentures or other obligations convertible into or exchangeable for stock or to which warrants shall be attached or appertain or which shall confer upon the holder the right to subscribe for or purchase any shares of stock may be issued and disposed of by the Board of Directors to such persons and upon such terms as in their absolute discretion they may deem advisable, subject only to such limitations as may be imposed in the Certificate of Incorporation or in any amendment thereto; provided, however, that if the Board of Directors shall, in its discretion, at any time or times determine to issue and sell for cash any additional shares of common stock of the corporation or any rights or options entitling the holder or owner to subscribe for or purchase from the corporation any shares of its common stock or any bonds, debentures or other obligations convertible into or exchangeable for common stock or to which shall be attached or appertain any warrant or warrants or other instrument or instruments that shall confer upon the holder or owner of such obligation the right to subscribe for or purchase from the corporation any shares of its common stock (other than (a) by a public offering of all of such shares or securities to or through underwriters or investment bankers who shall have agreed promptly to make a public offering of such shares or securities, (b) pursuant to a plan offered to any one or more classes of security holders of the corporation or of any subsidiary of the corporation under which such holders can invest dividends paid on stock of the corporation or of any such subsidiary and/or amounts of cash in any of such shares or securities, or (c) pursuant to a thrift, savings, employee stock ownership, pension or other employee benefit plan under which an employee of the corporation or of any subsidiary of the corporation or a trust for the benefit of any such employee can purchase any of such shares or securities), rights to purchase the same (exercisable not less than 20 days after mailing of notice that such rights are available and may be exercised) shall first be offered to the holders of record of the outstanding shares of common stock of the corporation, pro rata according to their respective holdings of record, upon terms not less favorable to such holders of record than those (before deduction of such compensation, allowance or discount for the sale, underwriting or purchase thereof as may be fixed by the Board of Directors) on which the Board of Directors issue and dispose of such shares or securities to other than such holders of record of common stock. For the purposes of this Article TWELFTH, the term "subsidiary" shall mean any corporation at least a majority of whose outstanding voting stock shall at the time be owned by the corporation or by one or more subsidiaries or by the corporation and one or more subsidiaries, and the term "voting stock" shall mean stock of any class or classes, however designated, having ordinary voting power for the election of a majority of the directors of such corporation, other than stock having such power only by reason of the happening of a contingency.'

and

(2) direct that the amendment so proposed be considered at the next annual meeting of stockholders of the corporation which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the corporation which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 25, 1977, at 10:00 a.m., Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of at least two-thirds of the issued and outstanding shares of common stock of the corporation, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the corporation will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article TWELFTH of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Alvin W. Vogtle, Jr., its President, and to be attested by Robert H. Owen, its Secretary, this 25th day of May, 1977.

THE SOUTHERN COMPANY

By Alvin W. Vogtle, Jr.
President

THE SOUTHERN COMPANY CORPORATE SEAL 1945 DELAWARE

ATTEST:

Robert H. Owen
Secretary

STATE OF MISSISSIPPI)
: SS.:
COUNTY OF HARRISON)

BE IT REMEMBERED that on this 25th day of May, 1977, personally came before me, a Notary Public in and for the County and State aforesaid, Alvin W. Vogtle, Jr., President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Alvin W. Vogtle, Jr., as such President, duly signed said certificate before me and duly acknowledged said certificate as the act and deed of said corporation, the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Robert H. Owen, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Rachel J. Moran
Notary Public

My Commission Expires Aug. 9, 1980

00099

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "corporation"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the corporation, at a meeting of said Board of Directors duly called and held on January 21, 1980, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED: That the Board of Directors of The Southern Company do hereby

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5.00 from 185,000,000 to 225,000,000 and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is two hundred twenty-five million (225,000,000) shares, all of which are to be shares of common stock with a par value of five dollars ($5) each.'

and

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the corporation which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the corporation which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 28, 1980 at 10:00 a.m. Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the corporation, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the corporation will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article FOURTH of the Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Alvin W. Vogtle, Jr., its President, and to be attested by Tommy Chisholm, its Secretary, this 29th day of May, 1980.

THE SOUTHERN COMPANY

By Alvin W. Vogtle, Jr.
President

ATTEST:

Tommy Chisholm
Secretary

STATE OF GEORGIA)
: ss.:
COUNTY OF DEKALB)

BE IT REMEMBERED that on this 29th day of May, 1980, personally came before me, a Notary Public in and for the County and State aforesaid, Alvin W. Vogtle, Jr., President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Alvin W. Vogtle, Jr., as such President, duly signed said certificate before me and duly acknowledged said certificate to be the act and deed of said corporation and that the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Tommy Chisholm, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

ANITA DODSON NOTARY GEORGIA PUBLIC STATE AT LARGE

Anita Dodson
Notary Public

Notary Public, Georgia State at Large
My Commission Expires Feb. 4, 1984

00408

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

FILED
JUN 30 1982 10AM
SECRETARY OF STATE

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "Company"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the Company, by the written consent of all the members of said Board of Directors effective as of March 4, 1982, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED: That the Board of Directors of the Company do hereby

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation, as heretofore amended, so as to provide that stockholders shall have no preemptive rights and for such purpose Article TWELFTH of said Certificate of Incorporation be amended to read as follows:

TWELFTH: No stockholder shall be entitled as a matter of right to subscribe for, purchase or receive any shares of the stock or any rights or options of the corporation which it may issue or sell, whether out of the number of shares authorized by this Certificate of Incorporation or by amendment thereof or out of the shares of the stock of the corporation acquired by it after the issuance thereof, nor shall any stockholder be entitled as a matter of right to purchase or subscribe for or receive any bonds, debentures or other obligations which the corporation may issue or sell that shall be convertible into or exchangeable for stock or to which shall be attached or appertain any warrant or warrants or other instrument or instruments that shall confer upon the holder or owner of such obligation the right to subscribe for or purchase from the corporation any shares of its capital stock, but all such additional issues of stock, rights, options, or of bonds, debentures or other obligations convertible into or exchangeable for stock or to which warrants shall be attached or appertain or which shall confer upon the holder the right to subscribe for or purchase any shares of stock may be issued and disposed of by the Board of Directors to such persons and upon such terms as in their absolute discretion they may deem advisable, subject only to such limitations as may be imposed in the Certificate of Incorporation or in any amendment thereto.

and

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the Company which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 26, 1982 at 10:00 a.m. Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of at least two-thirds of the issued and outstanding shares of common stock of the Company, being the only class of stock authorized

or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the Company will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article TWELFTH of the Certificate of Incorporation of the Company has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Alvin W. Vogtle, Jr., its President, and to be attested by Tommy Chisholm, its Secretary, this 21st day of June, 1982.

THE SOUTHERN COMPANY

By: Alvin W. Vogtle, Jr.
President

ATTEST:

Tommy Chisholm
Secretary

(SEAL) THE SOUTHERN COMPANY CORPORATE SEAL DELAWARE

STATE OF GEORGIA)
: SS.:
COUNTY OF DEKALB)

BE IT REMEMBERED that on this 21st day of June, 1982, personally came before me, a Notary Public in and for the County and State aforesaid, Alvin W. Vogtle, Jr., President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Alvin W. Vogtle, Jr., as such President, duly signed said certificate before me and duly acknowledged said certificate to be the act and deed of said corporation and that the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Tommy Chisholm, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Joan K. Whitehead
Notary Public
Notary Public, Georgia, State At Large
My Commission Expires May 28, 1985

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

FILED 10AM
JUN 30 1982
[signature]
SECRETARY OF STATE

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "Company"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the Company, at a meeting of said Board of Directors duly called and held on January 18, 1982, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED: That the Board of Directors of the Company do hereby

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5.00 from 225,000,000 to 300,000,000 and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is three hundred million (300,000,000) shares, all of which are to be shares of common stock with a par value of five dollars ($5) each.'

and

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice

in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the Company which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 26, 1982 at 10:00 a.m. Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the Company, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the Company will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article FOURTH of the Certificate of Incorporation of the Company has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Alvin W. Vogtle, Jr., its President, and to be attested by Tommy Chisholm, its Secretary, this 21st day of June, 1982.

THE SOUTHERN COMPANY

By: [signature]
President

ATTEST:

[signature]
Secretary

STATE OF GEORGIA)
: ss.:
COUNTY OF DEKALB)

BE IT REMEMBERED that on this 21st day of June, 1982, personally came before me, a Notary Public in and for the County and State aforesaid, Alvin W. Vogtle, Jr., President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Alvin W. Vogtle, Jr., as such President, duly signed said certificate before me and duly acknowledged said certificate to be the act and deed of said corporation and that the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Tommy Chisholm, the Secretary of said corporation, each by his own hand in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Joan K. Whitehead
Notary Public

Notary Public, Georgia, State At Large
My Commission Expires May 28, 1985

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "Company"), DOES HEREBY CERTIFY, under its corporate seal, as follows:

1. The Board of Directors of the Company, at a meeting of said Board of Directors duly called and held on January 16, 1984, duly adopted the following resolution, which has not been revoked or modified and is in full force and effect:

"RESOLVED: That the Board of Directors of the Company do hereby

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5.00 from 300,000,000 to 375,000,000 and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

> 'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is three hundred seventy-five million (375,000,000) shares, all of which are to be shares of common stock with a par value of five dollars ($5) each.'

and

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment."

2. Thereafter, pursuant to the foregoing resolution, at the next annual meeting of stockholders of the Company which was duly called and held in accordance with said resolution and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 23, 1984 at 10:00 a.m. Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the Company, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the Company will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth of Article FOURTH of the Certificate of Incorporation of the Company has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Edward L. Addison, its President, and to be attested by Tommy Chisholm, its Secretary, this 25th day of May, 1984.

THE SOUTHERN COMPANY

By: E. L. Addison
President

ATTEST:

[signature]

STATE OF GEORGIA)
: ss.:
COUNTY OF DEKALB)

BE IT REMEMBERED that on this 25th day of May, 1984, personally came before me, a Notary Public in and for the County and State aforesaid, Edward L. Addison, President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Edward L. Addison, as such President, duly signed said certificate before me and duly acknowledged said certificate to be the act and deed of said corporation and that the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by Tommy Chisholm, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Notary Public

Notary Public, Georgia, [illegible]
My Commission Expires August [illegible]

94

877181040

FILED 10:30 AM JUN 30 1987 [signature] SECRETARY OF STATE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "Company"), DOES HEREBY CERTIFY, under its corporate seal as follows:

1. The Board of Directors of the Company, at meetings of said Board of Directors duly called and held on January 19, 1987 (with respect to the amendments of Articles FOURTH and NINTH), and March 9, 1987 (with respect to Article THIRTEENTH), duly adopted the following resolutions, which have not been revoked or modified and are in full force and effect:

"RESOLVED: That the Board of Directors of The Southern Company do hereby:

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5 from 375,000,000 to 500,000,000, and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 500,000,000 shares, all of which are to be shares of common stock with a par value of five dollars ($5) each.'

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment; and

. . .

RESOLVED: That the Board of Directors of The Southern Company do hereby:

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation, as heretofore amended, so as to delete therefrom subdivision (7) of Article NINTH in its entirety and to renumber the succeeding subdivisions of said Article NINTH accordingly;

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment; and

. . .

RESOLVED: That the Board of Directors of The Southern Company do hereby:

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation, as heretofore amended, so as to add a provision eliminating the Company's directors' personal liability under certain circumstances, and for such purpose Article NINTH of said Certificate of Incorporation be amended by adding a subdivision (12) thereto to read as follows:

'Article NINTH . . . (12) A director shall not be personally liable for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director except (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 174 of the General

Corporation Law of the State of Delaware or any successor provision or (d) for any transaction from which the director derived an improper personal benefit.'

and

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment; and

. . .

RESOLVED: That the Board of Directors of The Southern Company do hereby:

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of the amendment of the Certificate of Incorporation, as heretofore amended, so as to add a fair price provision as set forth in Exhibit A submitted to this meeting and hereby ordered to be filed with the minutes of this meeting.

[Exhibit A as Filed with Minutes]

'THIRTEENTH:

(1) A. In addition to any affirmative vote required by law or the Certificate of Incorporation (any other provision of the Certificate of Incorporation notwithstanding), and except as otherwise expressly provided in subdivision (2) of this Article Thirteenth:

(a) any merger or consolidation of the corporation or any Subsidiary (as hereinafter defined) with (i) any Interested Stockholder (as hereinafter defined) or (ii) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

(b) any sale, lease, license, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the corporation or any Subsidiary having an aggregate Fair Market Value (as hereinafter defined) of $100,000,000 or more; or

(c) the issuance or transfer by the corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder having an aggregate Fair Market Value of $100,000,000 or more; or

(d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of any Interested Stockholder or any Affiliate of any Interested Stockholder; or

(e) any reclassification of securities (including any reverse stock split), or recapitalization of the corporation, or any merger or consolidation of the corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving any Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

shall require the affirmative vote of the holders of at least (i) seventy-five per centum of the issued and outstanding capital stock of the corporation having voting powers (the "Voting Stock"), voting together as a single class, and (ii) a majority of the issued and outstanding Voting Stock beneficially owned by persons other than such Interested Stockholder, voting together as a single class, given at any annual meeting of stockholders or at any special meeting called for that purpose. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law, by any other provision of the Certificate of Incorporation or in any agreement with any national securities exchange or otherwise.

B. The term "Business Combination" as used in this Article Thirteenth shall mean any transaction which is referred to in any one or more of clauses (a) through (e) of paragraph A of this subdivision (1).

(2) The provisions of subdivision (1) of this Article Thirteenth shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or by any other provision of the Certificate of Incorporation, if all of the conditions specified in either of the following paragraphs A or B are met:

A The Business Combination shall have been approved by a majority of the Disinterested Directors (as hereinafter defined).

B. All of the following conditions shall have been met:

(a) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of common stock in such Business Combination shall be at least equal to the higher of the following:

(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of common stock acquired by it (X) within the five-year period immediately prior to the first public announcement of the terms of the proposed Business Combination (the "Announcement Date") or (Y) in the transaction in which it became an Interested Stockholder, whichever is higher; and

(ii) the Fair Market Value per share of common stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article Thirteenth as the "Determination Date"), whichever is higher.

(b) The aggregate amount of cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any other class of outstanding Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this clause (b) shall be required to be met with respect to every class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):

(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (X) within the five-year period immediately prior to the Announcement Date or (Y) in the transaction in which it became an Interested Stockholder, whichever is higher;

(ii) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher; and

(iii) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary.

(c) The consideration to be received by holders of a particular class of outstanding Voting Stock (including common stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it. The price determined in accordance with clauses (a) and (b) of this paragraph B shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares or similar event.

(d) After such Interested Stockholder has proposed such a Business Combination and prior to the consummation of such Business Combination:

(i) there shall have been (X) no reduction in the quarterly rate of dividends paid on the common stock (except as necessary to reflect any subdivision of the common stock), except as approved by a majority of the Disinterested Directors, and (Y) an increase in such quarterly rate of dividends paid on such common stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the common stock, unless the failure so to increase such annual rate is approved by a majority of the Disinterested Directors; and

(ii) such Interested Stockholder shall not have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

(e) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended (or any subsequent provisions replacing such) (hereinafter referred to as the "Act"), and the rules and regulations of the Securities and Exchange Commission thereunder shall be mailed to public stockholders of the corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to the Act).

(f) The holders of all outstanding shares of Voting Stock not beneficially owned by the Interested Stockholder prior to the consummation of any Business Combination shall be entitled to receive in such Business Combination cash or other consideration for their shares of such Voting Stock in compliance with clauses (a), (b) and (c) of paragraph B of this subdivision (2) (provided, however, that the failure of any such holders who are exercising their statutory rights to dissent from such Business Combination and receive payment of the fair value of their shares to exchange their shares in such Business Combination shall not be deemed to have prevented the condition set forth in this clause (f) from being satisfied).

(3) For the purpose of this Article Thirteenth the following shall be deemed to have the meanings specified below:

A. The term "person" shall mean any individual, firm, corporation or other entity.

B. The term "Interested Stockholder" shall mean any person (other than the corporation, any Subsidiary or any pension, profit sharing, employee stock ownership, employee savings or other employee benefit plan, or any dividend reinvestment plan, of the corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan acting in such capacity) who or which:

(a) is the beneficial owner, directly or indirectly, of more than five per centum of the voting power of the then outstanding Voting Stock; or

(b) is an Affiliate of the corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of more than five per centum of the voting power of the then outstanding Voting Stock; or

(c) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the five-year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended (or any subsequent provisions replacing such).

C. A person shall be deemed a "beneficial owner" of any Voting Stock:

(a) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or

(b) which such person or any of its Affiliates or Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

(c) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

D. For the purpose of determining whether a person is an Interested Stockholder pursuant to paragraph B of this subdivision (3), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of paragraph C of this subdivision (3), but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, exchange rights, warrants or options, or otherwise.

E. The term "Affiliate" of, or a person "affiliated" with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

F. The term "Associate" used to indicate a relationship with any person shall mean (1) any corporation or organization (other than the corporation or a Subsidiary) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten per centum or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person.

G. The term "Subsidiary" shall mean any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in paragraph B of this subdivision (3), the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the corporation.

H. The term "Fair Market Value" shall mean: (a) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Act on which such stock is listed or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any similar system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Disinterested Directors in good faith, in each case with respect to any class of such stock, appropriately adjusted for any dividend or distribution in shares of such stock or any subdivision or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock; and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Disinterested Directors in good faith.

I. In the event of any Business Combination in which the corporation is the survivor, the phrase "consideration other than cash to be received" as used in clauses (a) and (b) of paragraph B of subdivision (2) of this Article Thirteenth shall include the shares of common stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

J. The term "Disinterested Director" shall mean any member of the Board of Directors of the corporation who is unaffiliated with the Interested Stockholder and who was a member of the Board of Directors prior to the Determination Date, and any successor of a Disinterested Director who is unaffiliated with the Interested Stockholder and is recommended to succeed a Disinterested Director by a majority of the total number of Disinterested Directors then on the Board of Directors.

K. References to "highest per share price" shall in each case with respect to any class of stock reflect an appropriate adjustment for any dividend or distribution in shares of such stock or any subdivision or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock.

(4) A majority of the Board of Directors of the corporation shall have the power and duty to determine for the purpose of this Article

Thirteenth, on the basis of information known to them after reasonable inquiry, whether a person is an Interested Stockholder. Once the Board of Directors has made a determination, pursuant to the preceding sentence, that a person is an Interested Stockholder, a majority of the total number of directors of the corporation who would qualify as Disinterested Directors shall have the power and duty to interpret all of the terms and provisions of this Article Thirteenth, and to determine on the basis of information known to them after reasonable inquiry all facts necessary to ascertain compliance with this Article Thirteenth, including, without limitation, (A) the number of shares of Voting Stock beneficially owned by any person, (B) whether a person is an Affiliate or Associate of another, (C) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $100,000,000 or more and (D) whether all of the applicable conditions set forth in paragraph B of subdivision (2) have been met with respect to any Business Combination. Any determination pursuant to this subdivision (4) made in good faith shall be binding and conclusive on all parties.

(5) Nothing contained in this Article Thirteenth shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

(6) Notwithstanding any other provisions of the Certificate of Incorporation or the By-Laws of the corporation (and notwithstanding the fact that a lesser percentage may be specified by law, the Certificate of Incorporation or the By-Laws of the corporation), the affirmative vote of the holders of at least (i) seventy-five per centum of the issued and outstanding Voting Stock, voting together as a single class, and (ii) a majority of the issued and outstanding Voting Stock beneficially owned by persons other than an Interested Stockholder, voting together as a

single class, given at any annual meeting of stockholders or at any special meeting called for that purpose, shall be required to amend, alter, change or repeal, or adopt any provisions inconsistent with, this Article Thirteenth; provided, however, that the foregoing provisions of this subdivision (6) shall not apply to, and such vote shall not be required for, any such amendment, alteration, change, repeal or adoption approved by a majority of the Disinterested Directors, and any such amendment, alteration, change, repeal or adoption so approved shall require only such vote, if any, as is required by law, any other provision of the Certificate of Incorporation or the By-Laws of the corporation.'

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment; and

RESOLVED FURTHER: That the proper officers be and they hereby are authorized to do any and all things necessary or appropriate, and as counsel may advise, to effect such amendment of the Certificate of Incorporation, including, without limitation, executing and filing with the Securities and Exchange Commission a statement in respect thereof under the Public Utility Holding Company Act of 1935, and any necessary amendments thereto.

2. Thereafter, pursuant to the foregoing resolutions, at the next annual meeting of stockholders of the Company which was duly called and held in accordance with said resolutions and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 27, 1987 at 10:00 a.m. Eastern Daylight Time, the proposed amendments were considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against each of the proposed amendments, and the holders of a majority of the issued and outstanding shares of

common stock of the Company, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendments, voted in favor of each of said amendments.

3. The capital of the Company will not be reduced under or by reason of said amendments.

4. The amendments hereinbefore set forth with respect to Articles FOURTH, NINTH AND THIRTEENTH of the Certificate of Incorporation of the Company have been duly adopted in accordance with the provisions of Section 242 of said General Corporation law.

STATE OF GEORGIA)
: ss.:
COUNTY OF DEKALB)

BE IT REMEMBERED that on this 22nd day of June, 1987, personally came before me, a Notary Public in and for the County and State aforesaid, Edward L. Addison, President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Edward L. Addison, as such president, duly signed said certificate before me and duly acknowledged said certificate to be the act and deed of said corporation and that the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the President of said corporation, and attested by William A. Maner, the Assistant Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Mary Ann Ames
Notary Public

Notary Public, Gwinnett County, Georgia
My Commission Expires Oct. 7, 1990

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Edward L. Addison, its President, and to be attested by William A. Maner, its Assistant Secretary, this 22nd day of June, 1987.

THE SOUTHERN COMPANY

By: E. L. Addison
President

ATTEST:

William A. Maner III
Assistant Secretary

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under the laws of the State of Delaware (hereinafter called the "Company"), DOES HEREBY CERTIFY, under its corporate seal as follows:

1. The Board of Directors of the Company, at a meeting of said Board of Directors duly called and held on March 8, 1993, duly adopted the following resolutions, which have not been revoked or modified and are in full force and effect:

"RESOLVED: That the Board of Directors of The Southern Company do hereby:

(1) Propose, set forth and declare advisable, and recommend to the stockholders their approval of an amendment of the Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5 from 500,000,000 to 1,000,000,000, and for such purpose Article FOURTH of said Certificate of Incorporation be amended to read as follows:

'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 1,000,000,000 shares, all of which are to be shares of common stock with a par value of five dollars ($5) each.'

(2) Direct that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment; and

RESOLVED FURTHER: That the proper officers be and they hereby are authorized to do any and all things necessary or appropriate, and as counsel may advise, to effect such amendment of the

Certificate of Incorporation, including, without limitation, executing and filing with the Securities and Exchange Commission a statement in respect thereof under the Public Utility Holding Company Act of 1935, and any necessary amendments thereto.

2. Thereafter, pursuant to the foregoing resolutions, at the next annual meeting of stockholders of the Company which was duly called and held in accordance with said resolutions and with Sections 222 and 242 of said General Corporation Law on May 26, 1993 at 10:00 a.m. Central Daylight Time, the proposed amendment was considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against the proposed amendment, and the holders of a majority of the issued and outstanding shares of common stock of the Company, being the only class of stock authorized or issued and therefore the only stock entitled to vote on said amendment, voted in favor of said amendment.

3. The capital of the Company will not be reduced under or by reason of said amendment.

4. The amendment hereinbefore set forth with respect to Article FOURTH of the Certificate of Incorporation of the Company has been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by Paul J. DeNicola, its Executive Vice President, and to be attested by Tommy Chisholm, its Secretary, this 22nd day of December, 1993.

THE SOUTHERN COMPANY

By: ______________________
Executive Vice President

ATTEST:

____
Secretary

STATE OF GEORGIA)
: ss.:
COUNTY OF DEKALB)

BE IT REMEMBERED that on this 22nd day of December, 1993, personally came before me, a Notary Public in and for the County and State aforesaid, Paul J. DeNicola, Executive Vice President of The Southern Company, a corporation of the State of Delaware and the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Paul J. DeNicola, as such executive vice president, duly signed said certificate before me and duly acknowledged said certificate to be the act and deed of said corporation and that the seal affixed to said certificate is the corporate seal of said corporation, said certificate has been signed by him, the Executive Vice President of said corporation, and attested by Tommy Chisholm, the Secretary of said corporation, each by his own hand and in his own handwriting, and the facts stated in said certificate are true.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

Sandra K. McMichael
Notary Public

Notary Public, Douglas County, Georgia
My Commission Expires February 5, 1995.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "THE SOUTHERN COMPANY", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF MAY, A.D. 2010, AT 12:45 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

0397021 8100

100589668

AUTHENTICATION: 8021397

DATE: 05-27-10

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:45 PM 05/27/2010
FILED 12:45 PM 05/27/2010
SRV 100589668 - 0397021 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THE SOUTHERN COMPANY

THE SOUTHERN COMPANY, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (hereinafter called the "Company"), DOES HEREBY CERTIFY, under its corporate seal as follows:

1. The Board of Directors of the Company, at a meeting of said Board of Directors duly called and held on February 15, 2010, duly adopted the following resolutions, which have not been revoked or modified and are in full force and effect:

A. Increase Number of Authorized Shares

"RESOLVED: That the Board of Directors of the Company hereby:

(1) Proposes, sets forth and declares advisable, and recommends to the stockholders their approval of, an amendment of the Company's Certificate of Incorporation, as heretofore amended, so as to increase the authorized number of shares of common stock of the par value of $5 from 1,000,000,000 to 1,500,000,000, and for such purpose Article FOURTH of said Certificate of Incorporation should be amended to read as follows:

> 'FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 1,500,000,000 shares, all of which are to be shares of common stock with a par value of five dollars ($5) each.'

(2) Directs that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment; and

RESOLVED FURTHER: That the officers of the Company are hereby authorized to do any and all things necessary or appropriate, and as counsel may advise, to effect such amendment of the Certificate of Incorporation."

B. Eliminate Cumulative Voting

"RESOLVED: That the Board of Directors of the Company hereby:

(1) Proposes, sets forth and declares advisable, and recommends to the stockholders their approval of, an amendment to the Company's Certificate of Incorporation, as heretofore amended, so as to delete therefrom subdivision (2) of Article NINTH in its entirety and to renumber the succeeding subdivisions of said Article NINTH accordingly; and

(2) Directs that the amendment so proposed be considered at the next annual meeting of stockholders of the Company which shall be called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, which notice shall set forth a brief summary of the change to be effected by such amendment;

RESOLVED FURTHER: That, at any time prior to the effectiveness of the filing of such amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware and in the event that the amendment of the Company's By-Laws to provide for majority voting in uncontested elections of directors and to eliminate cumulative voting in uncontested elections of directors is not approved by the stockholders of the Company, notwithstanding authorization of such amendment to the Certificate of Incorporation by the stockholders of the Company, the Board of Directors may abandon such amendment to the Certificate of Incorporation without further action by the stockholders of the Company; and

RESOLVED FURTHER: That the officers of the Company are hereby authorized to do any and all things necessary or appropriate, and as counsel may advise, to effect such amendment of the Certificate of Incorporation."

2. Thereafter, pursuant to the foregoing resolutions, at the next annual meeting of stockholders of the Company which was duly called and held in accordance with said resolutions and with Sections 222 and 242 of said General Corporation Law on Wednesday, May 26, 2010 at 10:00 a.m., Eastern time, the proposed amendments were considered, a vote of the stockholders entitled to vote, by ballot, in person or by proxy, was taken for and against

the proposed amendments, and the holders of (i) a majority of the issued and outstanding shares of common stock of the Company, being the only class of stock authorized or issued and therefore the only stock entitled to vote on the amendment to increase the number of authorized shares, voted in favor of said amendment and (ii) more than two-thirds of the issued and outstanding shares of common stock of the Company, being the only class of stock authorized or issued and therefore the only stock entitled to vote on the amendment to eliminate cumulative voting, voted in favor of said amendment.

3. The capital of the Company will not be reduced under or by reason of said amendments.

4. The amendments hereinbefore set forth with respect to Article FOURTH and to Article NINTH of the Certificate of Incorporation of the Company have been duly adopted in accordance with the provisions of Section 242 of said General Corporation Law.

(Signatures to follow on next page)

IN WITNESS WHEREOF, THE SOUTHERN COMPANY has caused its corporate seal to be hereunto affixed and this certificate to be signed and acknowledged by David M. Ratcliffe, its President and Chief Executive Officer, and to be attested by Melissa K. Caen, its Assistant Secretary, this 27th day of May, 2010.

THE SOUTHERN COMPANY

By: ______________________
David M. Ratcliffe
President and Chief Executive Officer

ATTEST:

By: ______________________
Melissa K. Caen
Assistant Secretary

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 22, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Southern Company (SO)
Written Consent
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 20, 2015 company request concerning this rule 14a-8 proposal.

This is to emphasize the January 19, 2015 question on the attached email has not been answered.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,

John Chevedden

cc: Jessica Ackel <jnackel@southernco.com>

From: ***FISMA & OMB Memorandum M-07-16***
Date: Mon, 19 Jan 2015 19:57:08 -0800
To: "Ackel, Jessica N." <JNACKEL@SOUTHERNCO.COM>
Cc: "Caen, Melissa K. (SCS Legal)" <MKCAEN@SOUTHERNCO.COM>
Subject: Written Consent (SO)

Dear Ms. Ackel,
Thank you for the January 16, 2016 letter that follows up on our January 9th telephone conversation.
After January 9, 2015 a company sent the Office of Chief Council an opinion from a Delaware law firm that said:
"Under the Delaware General Corporation Law (the "DGCL"), the stockholders of a Delaware corporation have the right to act by written consent in lieu of a meeting of stockholders unless that right is eliminated or restricted in the corporation's certificate of incorporation."

If this opinion is correct then it would seem that at least part of the company's Section 46 is in violation of Delaware law.
Can the company clarify this.
Sincerely,
John Chevedden

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 20, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *The Southern Company*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Southern Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) upon confirmation that the Company's Board of Directors (the "Board") has approved an amendment to the Company's By-Laws (the "Current By-Laws"), as discussed below. The Board is expected to consider the amendment at a Board meeting on February 9, 2015 (the "February Board Meeting").

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release

No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Anticipated Action By The Company's Board To Approve A Proposed Amendment To The Current By-Laws Substantially Implements The Proposal

Section 228(a) of the Delaware General Corporation Law provides that any action that may be taken at a meeting of stockholders may be taken without a meeting "by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted," unless otherwise provided in the certificate of incorporation. The Company's Certificate of Incorporation permits the Company's stockholders to act by written consent because it does not restrict that right. Moreover, the only provision in the Company's Current By-Laws that concerns stockholders' ability to act by written consent is contained in Section 46, which provides that stockholders may amend the By-Laws without a meeting by unanimous written consent. At the February Board Meeting, the Board will consider adopting a resolution approving and submitting for stockholder approval at the 2015 Annual Meeting of Stockholders an amendment to the Current By-Laws that will remove this requirement from Section 46 of the Current By-Laws (the "Proposed By-Law Amendment"). If approved, the Board will then submit the Proposed By-Law Amendment to a stockholder vote at the 2015 Annual Meeting of Stockholders, which approval is required by Section 46 of the Current By-Laws.

If the Proposed By-Law Amendment receives the requisite stockholder approval, the Company's governing documents will not restrict the ability of stockholders to act by written consent. In the absence of restrictions, the standard set forth in Section 228(a) of the Delaware General Corporation Law governs the ability of the Company's stockholders to act by written consent. Thus, the Proposed By-Law Amendment substantially implements the Proposal because it makes clear that "shareholders [have] the fullest power to act by written consent consistent with applicable law," as requested by the Proposal.

The Staff has concurred in the exclusion of stockholder proposals that, like the Proposal, call for the board to take the steps necessary to give stockholders the fullest power to act by written consent consistent with applicable law, where the board approves amendments to the company's governing documents to remove restrictions on stockholder action by written consent. *See, e.g., Omnicom Group Inc.* (avail. Mar. 29, 2011) (concurring in the exclusion of a proposal similar to the Proposal as substantially implemented where the company's board of directors approved an amendment to the certificate of incorporation that would allow for stockholder action by written consent); *Allegheny Energy, Inc.* (avail. Feb. 15, 2008) (concurring in the exclusion of a proposal similar to the Proposal where the company's board of directors adopted amendments to the company's bylaws that would allow the company's stockholders to act by written consent as permitted by applicable law).

In addition, the Staff has granted no-action relief where, as provided under the Current By-Laws, the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but has taken all of the steps within its power to eliminate written consent restrictions in those documents and submitted the issue for stockholder approval. For instance, in *Omnicom*, discussed above, the company's board approved an amendment to the certificate of incorporation that would allow for stockholder action by written consent, but the amendment would only become effective upon stockholder approval. The company argued, and the Staff concurred, that no-action relief was appropriate given that the board had "undertake[n] such steps as may be necessary to permit written consent . . . ." Similarly, the Staff consistently has granted no-action relief with respect to stockholder proposals calling for the elimination of supermajority voting provisions where a company's board has taken all of the steps within its power to eliminate the supermajority voting requirements in the company's governing documents and submitted the issue for stockholder approval. For example, in *McKesson Corp.*, the company's board approved charter amendments to eliminate supermajority voting provisions, which would only become effective upon stockholder approval. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10) based on the actions taken by the board and the anticipated actions of the company's stockholders. *See also Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (avail. Aug. 28, 2008); *H.J. Heinz Co.* (avail. Mar. 10, 2008).

C. *Supplemental Notification Following Board Action*

We submit this no-action request now to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Board considers the Proposed By-Law Amendment. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard*

Co. (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Board adopts the resolution described above regarding the Proposed By-Law Amendment, the Proposal will have been substantially implemented and, therefore, will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Melissa K. Caen, the Company's Secretary, at (404) 506-0684.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Melissa K. Caen, The Southern Company
John Chevedden

101862695.3

EXHIBIT A

Ackel, Jessica N.

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Tuesday, December 09, 2014 10:16 PM
To:	Caen, Melissa K. (SCS Legal)
Cc:	Ackel, Jessica N.
Subject:	Rule 14a-8 Proposal (SO)``
Attachments:	CCE00006.pdf
Categories:	This email has been sent from an external address. Please use caution when clicking on links or opening attachments.

Dear Ms. Caen,

Please see the attached Rule 14a-8 Proposal intended as one low-cost means to improve company performance.

If this proposal helps to increase our stock price by a penny it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Melissa K. Caen
Corporate Secretary
The Southern Company (SO)
30 Ivan Allen Jr. Blvd NW
Atlanta GA 30308
PH: 404 506-5000
PH: 404-506-0684
FX: 404-506-0344
FX: 404-506-0455

Dear Ms. Caen,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via ema***FISMA & OMB Memorandum M-07-16*** consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,

John Chevedden — Date: December 9, 2014

FISMA & OMB Memorandum M-07-16

cc: Jessica Ackel <jnackel@southernco.com>

[SO: Rule 14a-8 Proposal, December 9, 2014]

Proposal X – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, cited high negative votes for directors Jenner Wood and Donald James who were inside-related directors and also members of our corporate governance committee.

The GMI global Environmental, Social and Governance rating for Southern Company was an overall D. GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth.

GMI said unvested equity pay partially or fully accelerates upon CEO termination. Southern Company had not disclosed specific, quantifiable performance objectives for our CEO. Our company gives long-term incentive pay to executives without requiring our company to perform above the median of its peer group.

Our management failed to pass its own 2013 proposal for a simple majority vote standard due in part because management did not fully support a proposal it asked shareholders to vote for.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal X

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Wednesday, December 10, 2014 5:20 PM
To: ***FISMA & OMB Memorandum M-07-16*** a K. (SCS Legal)
Subject: RE: Rule 14a-8 Proposal (SO)``

Mr. Chevedden –

As requested, this email acknowledges receipt of your email.

Regards,
Jessica

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 09, 2014 10:16 PM
To: Caen, Melissa K. (SCS Legal)
Cc: Ackel, Jessica N.
Subject: Rule 14a-8 Proposal (SO)``

Dear Ms. Caen,

Please see the attached Rule 14a-8 Proposal intended as one low-cost means to improve company performance.

If this proposal helps to increase our stock price by a penny it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

Ackel, Jessica N.

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Thursday, December 11, 2014 4:32 PM
To:	Caen, Melissa K. (SCS Legal)
Cc:	Ackel, Jessica N.
Subject:	Rule 14a-8 Proposal (SO) blb
Attachments:	CCE00010.pdf
Categories:	This email has been sent from an external address. Please use caution when clicking on links or opening attachments.

Dear Ms. Caen,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing P.O. BOX 770001 CINCINNATI, OH 45277-0045



Post-it® Fax Note 7671	Date 12-11-14	# of pages ▶
To Melissa Green	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 404-506-0344 404-506-0455	Fax #	

December 11, 2014

John R. Chevedden
V***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50.000 shares of Quest Diagnostics, Inc. (CUSIP: 74834L100, trading symbol: DGX), no fewer than 50.000 shares of Stericycle, Inc.. (CUSIP: 858912108, trading symbol: SRCL), no fewer than 50.000 shares of Verisign, Inc. (CUSIP: 9234E102, trading symbol: VRSN), no fewer than 50.000 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP) and no fewer than 100.000 shares of the Southern Company (CUSIP: 842587107, trading symbol: SO) since June 1, 2013 (in excess of eighteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W876746-10DEC14

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Friday, December 12, 2014 12:08 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Caen, Melissa K. (SCS Legal) (MKCAEN@SOUTHERNCO.COM)
Subject: RE: Rule 14a-8 Proposal (SO) blb

Received. Thank you.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 11, 2014 4:32 PM
To: Caen, Melissa K. (SCS Legal)
Cc: Ackel, Jessica N.
Subject: Rule 14a-8 Proposal (SO) blb

Dear Ms. Caen,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Ackel, Jessica N.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 11, 2014 9:22 PM
To: Ackel, Jessica N.; Caen, Melissa K. (SCS Legal)
Subject: Rule 14a-8 Proposal (SO)

Dear Ms. Ackel,
Thank you for confirming receipt of the shareholder proposal.
Sincerely,
John Chevedden

Ackel, Jessica N.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 15, 2014 5:40 PM
To: Ackel, Jessica N.
Cc: Caen, Melissa K. (SCS Legal)
Subject: Rule 14a-8 Proposal (SO)

Dear Ms. Ackel,
Thank you for confirming receipt of the broker letter.
Sincerely,
John Chevedden

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Wednesday, January 07, 2015 3:31 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Southern Company Stockholder Proposal

Mr. Chevedden –

Are you available for a call to discuss the stockholder proposal you submitted to The Southern Company regarding the right of stockholders to act by written consent? I would like to walk through the current requirements in The Southern Company's certificate of incorporation and bylaws and management's proposed response to your proposal. Please let me know if there is a time that would be convenient to discuss. I am available the remainder of this week and available next week starting Wednesday around noon eastern through the end of the week.

I look forward to discussing this matter with you.

Regards,
Jessica

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel: 404-506-0789
jnackel@southernco.com

Ackel, Jessica N.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, January 07, 2015 4:46 PM
To: Ackel, Jessica N.
Subject: Southern Company Written Consent Proposal (SO)

Categories: This email has been sent from an external address. Please use caution when clicking on links or opening attachments.

Dear Ms. Ackel,
Thank you for your message. The best time to reach me is 8 am to 11 am PT.
Please confirm that only you will be in on the call.
John Chevedden
FISMA & OMB Memorandum M-07-16

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Wednesday, January 07, 2015 5:25 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Southern Company Written Consent Proposal (SO)

Mr. Chevedden -

I will plan on calling you at 10:00 am PT on Friday, January 9 to discuss and I will be the only one on the call. I look forward to speaking with you.

Sincerely,
Jessica

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, January 07, 2015 4:46 PM
To: Ackel, Jessica N.
Subject: Southern Company Written Consent Proposal (SO)

Dear Ms. Ackel,
Thank you for your message. The best time to reach me is 8 am to 11 am PT.
Please confirm that only you will be in on the call.
John Chevedden

FISMA & OMB Memorandum M-07-16

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Friday, January 16, 2015 1:34 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Caen, Melissa K. (SCS Legal)
Subject: Chevedden - Follow Up Letter
Attachments: Chevedden - Letter.pdf

Mr. Chevedden,

Thank you for taking the time to speak with me last week. Attached is a letter from Melissa Caen summarizing the information that we spoke about regarding the proposed amendment to The Southern Company's bylaws to address the proposal you submitted this year to the company for inclusion in its proxy statement for the 2015 annual meeting. Please feel free to contact me at (404) 506-0789 to discuss further.

Regards,
Jessica Ackel

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel: 404-506-0789
jnackel@southernco.com

Melissa K. Caen
Vice President,
Deputy General Counsel
and Corporate Secretary

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Tel 404.506.0684
Fax 404.506.0344


SOUTHERN
COMPANY

January 16, 2015

VIA OVERNIGHT MAIL AND E-MAIL
John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

Thank you for taking the time to speak with my colleague Jessica Ackel last week. The Southern Company (the "Company") takes the views of its stockholders seriously, and we appreciate your willingness to engage in constructive discussions about the Company's governance practices.

As discussed in your conversation with Ms. Ackel, the Company's Certificate of Incorporation is silent as to the right of stockholders to act by written consent and, thus, under Delaware law, stockholders of the Company can act by written consent subject to the same approval threshold as would be required to take that action at a meeting of stockholders. The only restriction on that right is set forth in Section 46 of the Company's By-Laws, which provides that stockholders may amend the By-Laws without a meeting only by unanimous written consent. Our management has determined to recommend that the Company's Board of Directors seek stockholder approval to remove this provision from the By-Laws, and to approve other amendments to the By-Laws, at the 2015 Annual Meeting of Stockholders. If our Board of Directors approves this proposal, then the Board also will recommend that stockholders vote "for" the By-Law amendment at the 2015 Annual Meeting. In the event that the Board does not approve the By-Law amendment, then we hereby agree to include your stockholder proposal, entitled "Right to Act by Written Consent," in the proxy statement for a stockholder vote at the 2015 Annual Meeting.

In light of the Company's agreement to undertake the alternative actions set forth above, we request your agreement to withdraw your stockholder proposal, entitled "Right to Act by Written Consent," contingent on the Board's approval of the By-Law amendment and the Company's inclusion of the proposal (which the Board will recommend votes "for") seeking stockholder approval of the By-Law amendment in the Company's proxy materials for the 2015 Annual Meeting. If you agree to withdraw your stockholder proposal, please sign below and return this letter to me at your earliest convenience.

If you have any questions or would like to discuss further, please feel free to contact me at (404) 506-0684 or by email at mkcaen@southernco.com or Jessica Ackel at (404) 506-0789 or by email at jnackel@southernco.com.

Sincerely,

Melissa K. Caen

Melissa K. Caen
Corporate Secretary

* * *

I, John Chevedden, hereby agree to withdraw my stockholder proposal, entitled "Right to Act by Written Consent," that I submitted to The Southern Company for inclusion in the proxy statement for the 2015 Annual Meeting of Stockholders. This withdrawal is contingent on both (i) the Company's Board of Directors' approval of the By-Law amendment to remove the requirement in the By-Laws that stockholders may amend the By-Laws without a meeting only by unanimous written consent and (ii) the Company's inclusion of the proposal (which the Board will recommend votes "for") seeking stockholder approval of the By-Law amendment in the Company's proxy materials for the 2015 Annual Meeting of Stockholders, as described in the letter that I received from the Company dated January 16, 2015.

____________________ ____________________
John Chevedden Date

From: "Ackel, Jessica N." <JNACKEL@SOUTHERNCO.COM<mailto:JNACKEL@SOUTHERNCO.COM>>
Date: January 19, 2015 at 12:37:02 PM EST
To: "Ackel, Jessica N." <JNACKEL@SOUTHERNCO.COM<mailto:JNACKEL@SOUTHERNCO.COM>>
Cc: ***FISMA & OMB Memorandum M-07-16*** "Caen, Melissa K. (SCS Legal)" <MKCAEN@SOUTHERNCO.COM<mailto:MKCAEN@SOUTHERNCO.COM>>
Subject: Re: Chevedden - Follow Up Letter

Mr. Chevedden -

I am writing to follow up on the email I sent you Friday which included a letter from Ms. Caen summarizing The Southern Company's response to your shareholder proposal.

Also please note that, in order to comply with the requirements included in the proxy rules, the company will be filing a no action letter request tomorrow which will reflect the same information you and I discussed on the phone. We hope to continue to work with you on reaching an agreement to withdraw the proposal. Please let me know if you have any questions regarding the information included in Friday's letter.

Regards,
Jessica

On Jan 16, 2015, at 1:34 PM, "Ackel, Jessica N." <JNACKEL@SOUTHERNCO.COM<mailto:JNACKEL@SOUTHERNCO.COM>> wrote:

Mr. Chevedden,

Thank you for taking the time to speak with me last week. Attached is a letter from Melissa Caen summarizing the information that we spoke about regarding the proposed amendment to The Southern Company's bylaws to address the proposal you submitted this year to the company for inclusion in its proxy statement for the 2015 annual meeting. Please feel free to contact me at (404) 506-0789 to discuss further.

Regards,
Jessica Ackel

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel: 404-506-0789
jnackel@southernco.com<mailto:jnackel@southernco.com>

<Chevedden - Letter.pdf>

From: Ackel, Jessica N.
Sent: Tuesday, January 20, 2015 11:40 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Caen, Melissa K. (SCS Legal)
Subject: RE: Written Consent (SO)

Mr. Chevedden,

Are you available for a call to discuss your email below? Please let me know if there is a time that would be convenient for you. I am available any time this week starting tomorrow afternoon.

I look forward to discussing this matter further with you.

Regards,
Jessica

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel: 404-506-0789
jnackel@southernco.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 19, 2015 10:57 PM
To: Ackel, Jessica N.
Cc: Caen, Melissa K. (SCS Legal)
Subject: Written Consent (SO)

Dear Ms. Ackel,
Thank you for the January 16, 2016 letter that follows up on our January 9th telephone conversation.
After January 9, 2015 a company sent the Office of Chief Council an opinion from a Delaware law firm that said:
"Under the Delaware General Corporation Law (the "DGCL"), the stockholders of a Delaware corporation have the right to act by written consent in lieu of a meeting of stockholders unless that right is eliminated or restricted in the corporation's certificate of incorporation."

If this opinion is correct then it would seem that at least part of the company's Section 46 is in violation of Delaware law.
Can the company clarify this.
Sincerely,
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, January 20, 2015 4:33 PM
To: Ackel, Jessica N.
Subject: Written Consent (SO)

Dear Ms. Ackel,
The best time to reach me is between 8 & 11 am PT.
John Chevedden

FISMA & OMB Memorandum M-07-16